WHEATON PRECIOUS METALS CORP. AND WHEATON PRECIOUS METALS INTERNATIONAL LTD.
as Borrowers

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK OF CANADA, ROYAL BANK OF
CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

BANK OF MONTREAL AND ROYAL BANK OF CANADA

as Co-Lead Sustainability Structuring Agents and Coordinators

- and -

THE BANK OF NOVA SCOTIA AND CANADIAN IMPERIAL BANK OF COMMERCE

as Co-Sustainability Agents

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF
COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION BANK, EXPORT
DEVELOPMENT CANADA, NATIONAL BANK OF CANADA AND BANK OF AMERICA, N.A.,
CANADA BRANCH
as Lenders

THIRD AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of June 30, 2025

Fasken Martineau DuMoulin LLP
Toronto, Ontario

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TABLE OF CONTENTS

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WHEREAS, pursuant to an amended and restated credit agreement dated as of February 27, 2015 among Wheaton Precious Metals Corp., a corporation continued under the laws of the Province of Ontario (together with its successors and assigns, "WPM"), as borrower, the lending institutions from time to time parties thereto as lenders and The Bank of Nova Scotia as administrative agent, the lenders party thereto established a certain revolving term credit facility (the "Original Credit Agreement");

AND WHEREAS, WPM and Wheaton Precious Metals International Ltd. ("Wheaton International" and, together with WPM, the "Borrowers"), as borrowers, the Lenders and The Bank of Nova Scotia, as administrative agent entered into a second amended and restated credit agreement dated as of July 18, 2022 (as amended to but excluding the date hereof, the "2022 Credit Agreement") pursuant to which the Original Credit Agreement was amended and restated and the lenders thereunder continued to provide a revolving facility in favour of the Borrowers on the terms and conditions set forth therein;

AND WHEREAS the parties hereto wish to amend and restate the 2022 Credit Agreement, including for the purpose of extending the Maturity Date (as defined in the 2022 Credit Agreement), introducing an accordion feature which may increase the Credit Facility by up to $500,000,000 and certain other changes as documented herein;

AND WHEREAS in accordance with the terms hereof, The Bank of Nova Scotia will retire as administrative agent under the 2022 Credit Agreement and Bank of Montreal will become the successor administrative agent under and pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

"$" denotes U.S. dollars.

"2022 Credit Agreement" shall have the meaning ascribed thereto in the recitals to this agreement.

"Accordion Agreement" means an agreement in the form of Schedule L hereto (or in such other form having substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, an Accordion Lender and the Administrative Agent pursuant to Section 2.5(d).

Third Amended and Restated Credit Agreement - RT

"Accordion Lender" means a Lender or a proposed new Lender that has agreed to accept an additional Individual Commitment with respect to the Credit Facility, in the case of a Lender, or an initial Individual Commitment with respect to the Credit Facility, in the case of a proposed new Lender, designated in an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.5(a).

"Accordion Notice" shall have the meaning ascribed thereto in Subsection 2.5(a).

"Acquisition" means:

(a) if the acquisition is a share purchase, an Obligor shall Control the entity being acquired immediately following the completion of such acquisition;

(b) if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired; or

(c) the execution and delivery by any Obligor of a Metal Purchase Contract.

"Additional Guarantor" means any direct or indirect Subsidiary of WPM which has become a Guarantor pursuant to Section 11.1(t).

"Adjusted Term SOFR Rate" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment; provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this agreement.

"Administrative Agent" means Bank of Montreal, in its capacity as administrative agent of the Lenders, and any successor thereto pursuant to Section 14.12.

"Administrative Agent Transfer Agreement" means the administrative agent transfer agreement dated the date hereof entered into between The Bank of Nova Scotia, as retiring administrative agent and Bank of Montreal, as new administrative agent, and as acknowledged by the Obligors.

"Affiliate" means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, "body corporate" shall include a Canadian chartered bank.

Third Amended and Restated Credit Agreement - RT

"Agency Fee Letter" means the fee letter dated the date hereof entered into between Bank of Montreal and the Borrowers with respect to the payment of an annual administrative agency fee.

"Agreed Environmental Requirements" means any policy, statement or guidelines of whatsoever nature relating to environmental, health and safety or similar issues and issued from time to time by the World Bank Group or the International Finance Corporation.

"Alternate Base Rate Canada" means, at any particular time, the variable rate of interest per annum, calculated on the basis of a year of 365 or 366 days, as the case may be, which is equal to the greater of (a) the Base Rate Canada at such time and (b) the aggregate of (i) the Federal Funds Effective Rate at such time and (ii) ½ of 1% per annum.

"Alternative SPT Metrics" shall have the meaning ascribed thereto in Section 11.1(b).

"Annual Sustainability Report" means WPM's annual sustainability report published on its website.

"Applicable Rate" means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule H hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 7.6, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Term Benchmark Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above. Commencing on the first Sustainability Adjustment Date, and on each Sustainability Adjustment Date thereafter, the Applicable Rate shall be increased or decreased (or neither increased nor decreased), as applicable, for the duration of the applicable Sustainability Adjustment Period, by the Sustainability Adjustment as in effect from time to time.  Notwithstanding the foregoing, in no circumstance shall any Sustainability Adjustment result in the Applicable Rate being less than zero.

"Applicable Sustainability Margin Adjustment Table" means the table set forth in the definition of Climate Adjustment, Diverse Leadership and/or ESG Rating Adjustment, as applicable.

"Asset Cover Threshold" means, at any particular time, an amount equal to 85% of the Consolidated Total Assets for the most recently completed Fiscal Quarter as reported by WPM pursuant to the Compliance Certificate delivered pursuant to Section 11.1(a)(ii) and (iii) at the time that it delivers its financial statements.

Third Amended and Restated Credit Agreement - RT

"Available Credit" means, at any particular time, the aggregate of the amount, if any, by which the amount of the Credit Facility at such time exceeds the aggregate amount of credit outstanding thereunder at such time.

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to clause (e) of Section 3.12.

"Banking Day" means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, Toronto, Ontario, London, England, New York, New York and Grand Cayman, Cayman Islands and (y) when used in respect of Term Benchmark Loans, any such day which is also a U.S. Government Securities Business Day.

"Base Rate Canada" means the variable rate of interest per annum determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 or 366 days, as the case may be.  If at any time Base Rate Canada is less than zero, Base Rate Canada shall be deemed to be equal to zero.

"Base Rate Canada Loan" means monies lent by the Lenders to a Borrower hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

"Benchmark" means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.12.

"Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a) the sum of (i) Daily Simple SOFR and (ii) 0.10% (10.0 basis points); and

Third Amended and Restated Credit Agreement - RT

(b) the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and a Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and a Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Date" means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event," the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

Third Amended and Restated Credit Agreement - RT

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12.

Third Amended and Restated Credit Agreement - RT

"Borrowers" means WPM and Wheaton International, and "Borrower" means any one of the Borrowers.

"Branch of Account" means the branch of the Administrative Agent located at 250 Yonge Street, 11th Floor, Toronto, Ontario, M5B 2L7, or such other branch of the Administrative Agent located in Canada as the Borrower and the Administrative Agent may agree upon.

"Capitalization" means, at any particular time, the sum of (i) Equity at such time plus (ii) Net Indebtedness at such time.

"Capitalization Ratio" means for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Capitalization as at the last day of such Fiscal Quarter.

"Capital Reorganization" means any change in the issued and outstanding Shares of an Obligor.

"Cash" means, at any particular time, the aggregate of cash and Cash Equivalents of WPM determined on a consolidated basis at such time.  The determination of Cash for all purposes hereunder shall be determined exclusive of any Cash of the Non-Guaranteeing Subsidiaries.

"Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States or Canadian government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in the United States or Canada having capital and surplus in excess of $500,000,000 in the case of any commercial bank incorporated in the United States or CDN$500,000,000 in the case of any commercial bank incorporated in Canada, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper or other debt securities rated R-1 low by Dominion Bond Rating Service or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state of the United States or province of Canada or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

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"Cash Flow from Operations" means, for any particular period, the amount which would, in accordance with GAAP, be classified on the consolidated cash flow statement of WPM for such period as the cash flow from operations.  The determination of Cash Flow from Operations for all purposes hereunder shall be determined exclusive of any Cash Flow from Operations attributable to the Non-Guaranteeing Subsidiaries.

"Climate Auditor" means (a) an independent and external verifier or, where applicable, an environmental consultant of recognized national standing retained by WPM, or (b) another Person retained by WPM (and, in the case of this clause (b), approved by the Co-Lead Sustainability Structuring Agents, which approval shall not be unreasonably withheld).

"Climate Baseline" means the ratio (expressed as a percentage) of (a) the aggregate Scope 3 Emissions from Subject Producing Assets where the relevant Subject Producing Assets are subject to Science-Based Targets to (b) the aggregate Scope 3 Emissions from all Subject Producing Assets, in each case, calculated for the Fiscal Year ending as of December 31, 2020, being 35.6%.

"Climate Adjustment" means, for any Sustainability Adjustment Period, an adjustment to the Applicable Rate set forth under "Term Benchmark Loans", "Base Rate Canada Loans" and  "Standby Fee" in the matrix set forth in Schedule H for such Sustainability Adjustment Period, as determined by reference to the Science-Based Emissions Reduction Target Percentage set forth in the most recent ESG Certificate delivered by WPM to the Administrative Agent and the Co-Lead Sustainability Structuring Agents, as follows:

	Science-Based Emissions Reduction Target Percentage	Applicable Rate Adjustment (% per annum) (other than in respect of Standby Fee)	Applicable Rate Adjustment (% per annum) for Standby Fee
Level 1	>85%	-0.0167%	-0.0033%
Level 2	>60% and <85%	-0.0083%	-0.0017%
Level 3	>25% and < 60%	0%	0%
Level 4	>20% and < 25%	+0.0083%	+0.0017%
Level 5	< 20%	+0.0167%	+0.0033%

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"Confidential Information" shall have the meaning ascribed thereto in Section 15.13.

"Conforming Changes" means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Banking Day," the definition of "U.S. Government Securities Business Day", the definition of "Interest Period" or any similar or analogous definition (including the addition of a concept of "interest period"), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Documents).

"Consolidated Total Assets" means, on any particular date, the balance sheet value of the total assets of WPM, on a consolidated basis, but excluding, for the avoidance of doubt, goodwill, deferred charges and intercompany balances.

"Contaminant" means any contaminant, as defined by the EPA.

"Control" means, with respect to control of a body corporate by a Person, the holding (other than by way of security only) by or for the benefit of that Person, or Affiliates of that Person, of securities of such body corporate or the right to vote or direct the voting of securities of such body corporate to which, in the aggregate, are attached more than 50% of the votes that may be cast to elect directors of the body corporate, provided that the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate, and "Controlled" shall have a similar meaning.

"Conversion Notice" shall have the meaning ascribed thereto in Section 6.2.

"Corporate Reorganization" means any change in the legal existence of any Obligor (other than a Capital Reorganization) or any transfer, sale or other disposition by an Obligor of all or substantially all of its property (other than as permitted pursuant to Section 11.2(c)) including by way of amalgamation, merger, winding-up, liquidation, continuance, plan of arrangement or change of governing jurisdiction.

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"Co-Lead Sustainability Structuring Agents" means Bank of Montreal and Royal Bank of Canada in their respective capacities as co-lead sustainability structuring agents and coordinators and "Co-Lead Sustainability Structuring Agent" means any of the Co-Lead Sustainability Structuring Agents.

"Credit Documents" means this agreement, the Guarantees, the Fee Letters and all instruments and agreements executed and delivered by the Obligors in favour of the Credit Parties from time to time in connection with this agreement or any other Credit Document but shall not include Hedging Agreements.

"Credit Facility" has the meaning ascribed thereto in Section 2.1.

"Credit Parties" means the Administrative Agent, the Overdraft Lender and the Lenders.

"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided, that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

"Declassification Date" means the date on which the Administrative Agent (acting on the instructions of the Majority Lenders) exercises its right to declassify the Credit Facility as a "sustainability-linked credit facility" in accordance with the Declassification Event definition.

"Declassification Event" means:

(a) a failure by the relevant parties to agree to the amendments referred to in Section 11.1(b)(iv) (in accordance with the terms of that Section) within 180 days following the occurrence of a Recalculation Event in relation to each KPI and/or SPT such that no KPIs and/or SPTs have been agreed for the relevant Sustainability Adjustment Period.

(b) a failure by the relevant parties to agree to the SPT Extension Request referred to in Section 11.1(b)(vii); or

(c) provision of notice from WPM to the Administrative Agent that the Sustainability Adjustment shall cease to apply as of the first day of the Fiscal Year following the first Sustainability Adjustment Period for which no SPT Metrics have been established and documented pursuant to this Agreement.

"Default" means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

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"Defaulting Lender" means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it as and when required hereunder, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (f) a Lender who fails to confirm in writing that it will comply with its obligations hereunder after written request from the Administrative Agent or the Borrowers or a Lender who provides notice in writing, or makes a public statement to the effect that (i) it does not intend to comply with its funding obligations hereunder or (ii) it does not intend to generally comply with any of its funding obligations under other agreements (unless such writing or public statement indicates that such position is based on such Lender's good faith determination that a condition precedent to extending credit hereunder (specifically identified in such writing including, if applicable, by reference to a specific Default) cannot be satisfied).  For certainty, a Lender shall not become a Defaulting Lender hereunder solely by virtue of the ownership or acquisition of any equity interest by an Official Body in that Lender or any direct or indirect parent company of that Lender.

"Derivative Exposure" in relation to any Person (the "relevant party") and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Hedging Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the Derivative Exposure becomes payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as "Out-of-the-Money Derivative Exposure".

"Designated Account" means, with respect to transactions in U.S. dollars for a Borrower, the relevant account of such Borrower maintained by the Administrative Agent at the Branch of Account for the purposes of transactions in such currency under this agreement.

"Distribution" means:

(a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of an Obligor, other than a dividend declared, paid or set aside for payment by WPM which is payable in shares of WPM; and

(b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of WPM or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of WPM, including, without limitation, options, warrants, conversion or exchange privileges and similar rights.

Third Amended and Restated Credit Agreement - RT

"Diverse Leadership Adjustment" means, for any Sustainability Adjustment Period, an adjustment to the Applicable Rate set forth under "Term Benchmark Loans", "Base Rate Canada Loans" and  "Standby Fee" in the matrix set forth in Schedule H for such Sustainability Adjustment Period, as determined by reference to the Diverse Leadership Percentage set forth in the most recent ESG Certificate delivered by WPM to the Administrative Agent and the Co-Lead Sustainability Structuring Agents, as follows:

	Diverse Leadership Percentage	Applicable Rate Adjustment (% per annum) (other than in respect of Standby Fee)	Applicable Rate Adjustment (% per annum) for Standby Fee
Level 1	≥ 50%	-0.0167%	-0.0033%
Level 2	>40% and <50%	-0.0083%	-0.0017%
Level 3	≥30% and ≤40%	0%	0%
Level 4	>20% and <30%	+0.0083%	+0.0017%
Level 5	≤20%	+0.0167%	+0.0033%

provided that if the Diverse Leadership Percentage in any particular ESG Certificate is based on a Diversity Survey with a response rate of less than 85% of relevant Persons holding a Leadership Position, the Diversity Adjustment shall be deemed to be at Level 3 for the relevant Sustainability Adjustment Period.

"Diverse Leadership Baseline" means the ratio (expressed as a percentage) of (a) the aggregate number of Diverse Persons holding a Leadership Position, as of June 9, 2022, to (b) the aggregate number of Persons holding a Leadership Position, as of June 9, 2022, being 32%.

"Diverse Leadership Percentage" means, for a particular ESG Certificate, the ratio (expressed as a percentage) of (a) the aggregate number of Diverse Persons holding a Leadership Position, as reported in the Diversity Survey completed during the calendar year in which such ESG Certificate is delivered, to (b) the aggregate number of Persons holding a Leadership Position, at the time the Diversity Survey is completed, as disclosed in the applicable ESG Certificate.

"Diverse Persons" means "Aboriginal peoples" and "members of visible minorities", as each such term is defined in the Employment Equity Act (Canada), and women.

Third Amended and Restated Credit Agreement - RT

"Diversity Survey" means an annual survey of Persons holding Leadership Positions conducted by the Diversity Consultant on behalf of WPM.

"Diversity Consultant" means (a) Work Tango, (b) any other qualified external provider of recognized national standing retained from time to time by WPM or (c) any other Person retained by WPM (and, in the case of this clause (c), approved by the Co-Lead Sustainability Structuring Agents, which approval shall not be unreasonably withheld).

"Drawdown Notice" shall have the meaning ascribed thereto in Section 4.1.

"EBITDA" means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a) Interest Expenses for such Fiscal Quarter;

(b) consolidated income tax expenses of WPM for such Fiscal Quarter as determined in accordance with GAAP;

(c) share based compensation expenses determined as determined in accordance with GAAP;

(d) any write down in assets made in accordance with GAAP; and

(e) consolidated depreciation and amortization expenses and other non-cash expenses of WPM for such Fiscal Quarter.

The calculation of EBITDA shall be adjusted for the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.  The determination of EBITDA for all purposes hereunder shall be determined exclusive of any EBITDA attributable to any Non-Guaranteeing Subsidiary.

"Effective Time" shall have the meaning ascribed thereto in Section 12.2.

"Environmental Laws" means the Agreed Environmental Requirements and all applicable federal, state, provincial or local statutes, laws, ordinances, codes, rules, regulations, decrees and orders regulating, relating to or imposing liability or standards of conduct concerning public health or protection of the environment (including, without limitation, the EPA, as amended).

"EPA" means the Environmental Protection Act (Ontario), as amended from time to time, and any successor statute.

"Equity" means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of WPM at such time as shareholders' equity of WPM.

"Erroneous Payment" has the meaning assigned to it in Section 14.23(a).

Third Amended and Restated Credit Agreement - RT

"Erroneous Payment Deficiency Assignment" has the meaning assigned to it in Section 14.23(d).

"Erroneous Payment Impacted Class" has the meaning assigned to it in Section 14.23(d).

"Erroneous Payment Return Deficiency" has the meaning assigned to it in Section 14.23(d).

"Erroneous Payment Subrogation Rights" has the meaning assigned to it in Section 14.23(d).

"ESG Agency" means S&P Global ESG Ratings.

"ESG Certificate" means a certificate substantially in the form of Schedule K delivered by WPM to the Administrative Agent and the Co-Lead Sustainability Structuring Agents in accordance with Section 11.1(b)(i), together with a verification (on a limited assurance basis) from the Climate Auditor of the Science-Based Emissions Reduction Target Percentage and a report from the Diversity Consultant, which report shall include the Diverse Leadership Percentage, respectively, in each case, as the Co-Lead Sustainability Structuring Agents may reasonably request.

"ESG Rating" means the ESG rating assigned to WPM from time to time by the ESG Agency.

"ESG Rating Adjustment" means, for any Sustainability Adjustment Period, an adjustment to the Applicable Rate set forth under "Term Benchmark Loans", "Base Rate Canada Loans" and  "Standby Fee" in the matrix set forth in Schedule H for such Sustainability Adjustment Period, as determined by reference to the ESG Rating set forth in the most recent ESG Certificate delivered by WPM to the Administrative Agent and the Co-Lead Sustainability Structuring Agents, as follows:

	ESG Rating	Applicable Rate Adjustment (% per annum) (other than in respect of Standby Fee)	Applicable Rate Adjustment (% per annum) for Standby Fee
Level 1	>60	-0.0167%	-0.003300%
Level 2	>45 and <60	-0.00830%	-0.001700%
Level 3	>35 and <45	0%	0%
Level 4	>25 and <35	+0.00830%	+0.001700%
Level 5	≤25	+0.0167%	+0.003300%

Third Amended and Restated Credit Agreement - RT

If the ESG Agency (a) is no longer able to issue or establish an ESG Rating, (b) notifies WPM, or makes an announcement to the effect, that it will no longer establish ESG Ratings, or (c) materially changes the way it determines the ESG Rating, then in any such case WPM and the Co-Lead Sustainability Structuring Agents shall negotiate in good faith (for a period of no more than 30 consecutive days, or such longer period as may be mutually agreed by WPM and the Co-Lead Sustainability Structuring Agents, acting reasonably) to amend the definition of ESG Agency and/or provide for a substitute basis for determining the ESG Rating and, pending the effectiveness of any such amendment, the ESG Rating Adjustment shall be determined by reference to the ESG Rating most recently in effect prior to such change or cessation; provided that if no agreement can be reached between WPM and the Co-Lead Sustainability Structuring Agents during such negotiation period, the ESG Rating Adjustment shall no longer be included in any determination of the Sustainability Adjustment and shall cease to apply to the Applicable Rate from and after the last day of such negotiation period.

"ESG Rating Baseline" means 38 as of December 16, 2021.

"Event of Default" means any one of the events set forth in Section 13.1.

"Exchange Equivalent" means, as of any particular date, with reference to any amount (the "original amount") expressed in a particular currency (the "original currency"), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Toronto of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

"Federal Funds Effective Rate" means, for any particular day, the rate calculated by the Relevant Governmental Body based on such day's federal funds transactions by depositary institutions (as determined in such manner as the Relevant Governmental Body shall set forth on the FRBNY Website from time to time and published on the next succeeding Banking Day by the Relevant Governmental Body as the federal funds rate.

"Fee Letters" means the Agency Fee Letter and the Lead Arranger Fee Letter and "Fee Letter" means any one of the Fee Letters.

"Finance Lease", as applied to any Person, shall mean any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

"Fiscal Quarter" means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

"Fiscal Year" means the twelve-month period ending on the last day of December in each year.

Third Amended and Restated Credit Agreement - RT

"Floor" means the benchmark rate floor, if any, provided in this agreement initially (as of the execution of this agreement, the modification, amendment or renewal of this agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

"FRBNY Website" means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.

"GAAP" means International Financial Reporting Standards in effect and generally accepted and adopted in Canada from time to time consistently applied.

"GHG Protocol" means the GHG Protocol Corporate Accounting and Reporting Standard of the World Business Council for Sustainable Development and World Resources Institute available at https://ghgprotocol.org/ or any updated version thereof, whichever is the most recent at the applicable time.

"Gold Equivalent Ounces" means, for any particular Fiscal Year in respect of any Subject Producing Asset, the gold ounces plus the gold equivalent of non-gold ounces (with non-gold ounces converted to gold ounces based on the rolling five year average spot price per ounce at the time of such conversion calculation) produced from such Subject Producing Asset.

"Guarantees" means the one or more guarantees to be entered into by the Obligors (including, for certainty, the guarantees listed in Schedule I hereto) in favour of the Administrative Agent for the benefit of the Credit Parties, each in form and substance satisfactory to the Administrative Agent and pursuant to which each Obligor (other than the Borrowers) guarantees all of the Obligations of the Borrowers and each Borrower guarantees the all of the Obligations of the other Borrower, provided in the case of Wheaton Luxembourg, such guarantee being limited by financial assistance restrictions generally applicable to Luxembourg domiciled companies.

"Guarantor Exception Subsidiary" means any Subsidiary that (i) is prohibited by applicable law from providing a Guarantee, (ii) is not a wholly-owned Subsidiary of WPM, (iii) is acquired directly or indirectly by WPM pursuant to a Permitted Acquisition that is subject to contractual terms which prohibit such Subsidiary from providing a Guarantee (for the avoidance of doubt, such a Subsidiary shall cease to be a Guarantor Exception Subsidiary once the aforesaid contractual provisions cease to prohibit it from providing a Guarantee) or (iv), if it executed and delivered a Guarantee or performed its obligations thereunder, stamp taxes or other like charges in aggregate in excess of $250,000 (or such lesser amount as the Majority Lenders may otherwise agree) would be, or would become, due and payable upon the execution or enforcement thereof.  In the event that, subsequent to the execution and delivery of any Guarantees, a Guarantor becomes, or is determined to have been, subject to an exception as set out in clause (iv) above, the aforesaid Guarantees may be released if the relevant Holding Company (A) becomes a Guarantor in accordance with Section 11.1(t) or (B) is a Borrower.

Third Amended and Restated Credit Agreement - RT

"Guarantors" means each direct or indirect Subsidiary that has provided a Guarantee pursuant to the terms of Section 11.1(t), including each Additional Guarantor, with the Guarantors being, as of the Effective Time, Wheaton Luxembourg and Wheaton Precious Metals.

"Hazardous Materials" means:

(a) any petroleum product, asbestos, polychlorinated biphenyl (PCB), natural gas, natural gas liquids, liquified natural gas or synthetic gas usable for fuel; or

(b) any pollutant or contaminant or hazardous or toxic chemical, material or substance within the meaning of any applicable federal, state, provincial or local law, regulation, ordinance or requirement (including consent decrees and administrative orders) relating to or imposing liability or standards of conduct concerning any hazardous or toxic waste, substance or material or concerning the environment or public health, all as in effect on the applicable date.

"Hedging Agreement" means any present or future swap, hedging, foreign exchange or cash management agreement or other derivative transaction entered into by any Obligor which constitutes any silver, gold, oil, gas or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by any Obligor but excludes the Metal Purchase Contracts.

"Holding Company" means, in respect of each Guarantor Exception Subsidiary, WPM or Subsidiary of WPM, as applicable, which (x) holds, directly or indirectly, the entirety of the ownership interest of WPM and its Subsidiaries in such Guarantor Exception Subsidiary and (y) which itself is not a Guarantor Exception Subsidiary.  For the avoidance of doubt, there shall be only one Holding Company in respect of any Guarantor Exception Subsidiary.

"Indebtedness" of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices and Metal Contract Payments, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument other than Metal Contract Payments, (iii) obligations of such Person under any Finance Lease as would be required in accordance with GAAP (iv) reimbursement obligations of such Person under bankers' acceptances and contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v).

Third Amended and Restated Credit Agreement - RT

"Individual Commitment" means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto as reduced or amended from time to time pursuant to Sections 2.3, 8.3, 14.14 and 15.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

"Interest Expenses" means, for any particular period, the amount which would, in accordance with GAAP, be classified on the consolidated income statement of WPM for such period as gross interest expenses (including, for certainty, standby fees and annual fees payable in accordance with the Fee Letters (but excluding, for certainty, non-recurring fees payable in accordance with any fee letters, including the Fee Letters)).  The determination of Interest Expenses for all purposes hereunder shall be determined exclusive of any Interest Expenses attributed to the Non-Guaranteeing Subsidiaries.

"Interest Payment Date" means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Maturity Date.

"Interest Period" means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (in each case, subject to the availability thereof), as the Borrowers may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.12 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

"Investment" shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures.  The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by WPM.

Third Amended and Restated Credit Agreement - RT

"Lead Arranger Fee Letter" means the lead arranger fee letter dated the date hereof between the Borrowers, Bank of Montreal and The Bank of Nova Scotia with respect to, inter alia, the payment of certain fees.

"Leadership Position" means (i) management positions with WPM and Wheaton International at the Vice-President level and executive positions senior thereto and (ii) board of director positions with WPM and Wheaton International.

"Lenders" means the financial institutions and other Persons who are, or become, a party to this agreement in their capacity as lenders to the Borrowers.

"Leverage Ratio" means for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

"Lien" means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor's privilege, vendor's right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation.

"Loans" means Base Rate Canada Loans and Term Benchmark Loans.

"Majority Lenders" means, at any particular time prior to the repayment in full of all indebtedness of the Borrowers to the Lenders hereunder and the termination of all commitments of the Lenders hereunder, such group of Lenders whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount at such time and, at any particular time thereafter, such group of Lenders which have aggregate Exposure in an amount of at least two-thirds of the aggregate Exposure of all of the Lenders at such time.  Notwithstanding the foregoing, the unfunded Individual Commitment of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

"Material Adverse Change" means any change of circumstances or event reasonably likely to have a Material Adverse Effect.

"Material Adverse Effect" means the effect of any event or circumstance which would or could reasonably be expected to have a material adverse effect on (i) the ability of any Obligor to perform its obligations under any Credit Document or on the ability of any Credit Party to enforce any of such obligations or (ii) the business, operations, performance, properties or financial condition of the Obligors, taken as a whole.

Third Amended and Restated Credit Agreement - RT

"Maturity Date" means June 30, 2030.

"Metal Contract Payments" means all payments required to be made by the Obligors under the Metal Purchase Contracts.

"Metal Purchase Contracts" means any metal stream purchase contracts and/or royalty arrangements with respect to the mining industry now or hereafter entered into by any Obligor.

"Moody's" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"Net Income" means, for any particular period, the amount that would, in accordance with GAAP, be classified on the consolidated income statement of WPM for such period as the net income of WPM excluding any extraordinary items. The determination of Net Income for all purposes hereunder shall be determined exclusive of any Net Income attributable to the Non-Guaranteeing Subsidiaries.

"Net Indebtedness" means, at any particular time, Total Indebtedness at such time less the Cash at such time.

"Non-Guaranteeing Subsidiaries" means any Subsidiaries of WPM which are not Guarantors, provided that where a Holding Company has provided a Guarantee with respect to a Guarantor Exception Subsidiary or a Borrower is the Holding Company for a Guarantor Exception Subsidiary, such Guarantor Exception Subsidiary shall not be a Non-Guaranteeing Subsidiary.

"Obligations" shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Credit Parties, or remaining unpaid to any of the Credit Parties, under or in connection with any of the Credit Documents and Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Credit Parties, or remaining unpaid to any of the Credit Parties, under or in connection with any of the Credit Documents to which such Obligor is a party.  For certainty, "Obligations" shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

Third Amended and Restated Credit Agreement - RT

"Obligors" means the Borrowers and the Guarantors.

"Official Body" means any municipal, provincial or national government or government of any political subdivision thereof, or any agency, authority, board, utility, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Credit Document or from the execution, delivery or enforcement of, or otherwise with respect to, this agreement or any other Credit Document.

"Out-of-the-Money Derivative Exposure" has the meaning given to it in the definition of "Derivative Exposure".

"Overdraft Lender" means The Bank of Nova Scotia and any other Lender selected by the Administrative Agent who assumes in writing the obligation of making Overdraft Loans under the Credit Facility.

"Overdraft Loan" has the meaning ascribed thereto in Section 3.11.

"Payment Recipient" has the meaning assigned to it in Section 14.23(a).

"Permitted Acquisition" means an Acquisition by an Obligor with respect to which the assets acquired relate to:

(a) the mining industry; or

(b) the oil and gas industry (including any oil and/or gas stream purchase contract and/or any royalty arrangement with respect to oil and gas entered into by an Obligor) provided the aggregate cash consideration for all such Acquisitions in any Fiscal Year does not exceed an amount equal to 5% of WPM's Consolidated Total Assets as reported in its most recent audited financial statements;

provided that no Default or Event of Default exists at the time of any such Acquisition and no Default or Event of Default would exist immediately after the implementation of any such Acquisition.

"Permitted Capital Reorganization" means any Capital Reorganization (i) that does not result in any change in the combined direct and indirect percentage ownership interest of WPM in any Obligor and (ii) where no Default or Event of Default has occurred and is outstanding at the time of the consummation of the Capital Reorganization or would arise immediately thereafter.

"Permitted Corporate Reorganization" means any Corporate Reorganization (i) where the Person resulting therefrom becomes bound, by contract or operation of law, by the terms of the Credit Documents to which each Obligor participating in the Corporate Reorganization is a party and delivers to the Administrative Agent a certificate confirming the foregoing; (ii) WPM provides prior written notice to the Administrative Agent of the Corporate Reorganization; and (iii) no Default or Event of Default has occurred and is outstanding at the time of such Corporate Reorganization or would arise immediately thereafter.

Third Amended and Restated Credit Agreement - RT

"Permitted Investment" means an Investment by an Obligor with respect to which the assets acquired relate to:

(a) the mining industry; or

(b) the oil and gas industry provided the aggregate cash consideration for all such Investments in any Fiscal Year does not exceed an amount equal to 5% of WPM's Consolidated Total Assets as reported in its most recent audited financial statements;

provided that no Default or Event of Default exists at the time of any such Investment and no Default or Event of Default would exist immediately after the implementation of any such Investment.

"Permitted Liens" means any one or more of the following with respect to the property and assets of the Obligors:

(a) Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such taxes, assessments or governmental charges or levies during the period of such contest;

(b) the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to satisfy such judgment or claim during the period of such contest;

(c) Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP so long as forfeiture of any part of such property or assets will not result from the failure to pay such obligations during the period of such contest;

(d) restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

Third Amended and Restated Credit Agreement - RT

(e) the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(f) the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens;

(g) security given to a public utility or any Official Body when required by such public utility or Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(h) the reservations, limitations, provisos and conditions, if any, expressed in any original grants from the Crown or in comparable grants, if any, in jurisdictions other than Canada;

(i) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(j) applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(k) Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing arrangement entered into in the ordinary course and upon usual market terms, securing the payment of an Obligor's portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(l) Liens to secure Indebtedness under Finance Leases and Purchase Money Indebtedness provided the aggregate amount of such Indebtedness does not, at any particular time, exceed $25,000,000;

(m) Liens granted by an Obligor to another Obligor in respect of any Metal Purchase Contract;

Third Amended and Restated Credit Agreement - RT

(n) landlords' Liens arising in the ordinary course of business;

(o) Liens on assets acquired by any Obligor which existed prior to, and not in connection with or in contemplation of, any Permitted Acquisition;

(p) Liens on Shares of Non-Guaranteeing Subsidiaries;

(q) Liens securing payment obligations of the Obligors relating to Indebtedness in an aggregate outstanding principal amount equal to, at any given time, an amount not exceeding 5% of the value of Consolidated Total Assets at such time as reported in WPM's most recent audited financial statements, such amount, for certainty, being exclusive of all other Indebtedness referenced in this definition of "Permitted Liens"; and

(r) the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property.

"Permitted Reorganization" means Permitted Corporate Reorganizations and Permitted Capital Reorganizations.

"Person" means any natural person, corporation, exempted company, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

"Pollutant" means any pollutant, as defined by EPA.

"Pro Rata Share" means, at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all Lenders at such time.

"Purchase Money Indebtedness" means Indebtedness assumed by any Obligor as part of, or issued or incurred by any Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Obligor.

"Release" means a "discharge", as such term is defined in the EPA.

"Recalculation Event" shall have the meaning ascribed thereto in Section 11.1(b).

"Relevant Governmental Body" means, the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or Federal Reserve Bank of New York, or any successor thereto.

"Replacement Lender" means a Lender or a proposed new Lender that has agreed to accept an Individual Commitment with respect to the Credit Facility and is so designated in a Replacement Lender Notice delivered to the Administrative Agent pursuant to and in accordance with Section 8.3(b).

Third Amended and Restated Credit Agreement - RT

"Replacement Lender Agreement" means an agreement in the form of Schedule J (or in such other form to substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, a Replacement Lender and the Administrative Agent pursuant to Section 8.3(d).

"Replacement Lender Notice" shall have the meaning ascribed thereto in Section 8.3(b).

"Representatives" means any employees, directors, financial advisors, attorneys or Affiliates of any Credit Party.

"Rolling EBITDA" means for each Fiscal Quarter, the aggregate of (without duplication):

(a) the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b) any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

Notwithstanding the foregoing, any EBITDA attributable to any Metal Purchase Contract which has been terminated shall be excluded in its entirety from the calculation of Rolling EBITDA.

"Rolling Permitted Acquisition EBITDA" means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with GAAP on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a) for the Fiscal Quarter during which such date occurs (the "Initial Fiscal Quarter"), EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter multiplied by a fraction the numerator of which is the number of days in the Initial Fiscal Quarter and the denominator of which is the number of days remaining in the Initial Fiscal Quarter following the completion of such Permitted Acquisition or other asset acquisition (such product, the "Initial Fiscal Quarter EBITDA") multiplied by four;

(b) for the first Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by two;

Third Amended and Restated Credit Agreement - RT

(c) for the second Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and the Initial Fiscal Quarter EBITDA multiplied by 4/3; and

(d) for the third Fiscal Quarter following the Initial Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and the Initial Fiscal Quarter EBITDA.

"Rollover Notice" shall have the meaning ascribed thereto in Section 5.2.

"S&P" means Standard & Poor's Ratings Service or any successor by merger or consolidation to its business.

"Sanctions" means comprehensive economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury or the U.S. Department of State, (b) the United Nations Security Council, the European Union or Her Majesty's Treasury of the United Kingdom, (c) the Government of Canada or Foreign Affairs, Trade and Development Canada or (d) the Government of the Cayman Islands.

"Science-Based Emissions Reduction Target Percentage" means, for any Fiscal Year, the ratio (expressed as a percentage) of (a) the aggregate Scope 3 Emissions from Subject Producing Assets calculated for the prior completed Fiscal Year, where the relevant Subject Producing Assets are subject to Science-Based Targets as of December 31 of such Fiscal Year to (b) the aggregate Scope 3 Emissions from all Subject Producing Assets calculated for the prior completed Fiscal Year, as disclosed in the applicable ESG Certificate.

"Science-Based Targets" means, at any particular time, the greenhouse gas emissions reduction targets approved by the Science-Based Target initiative (www. sciencebasedtargets.org) at such time; provided that, if another globally-recognized standard for setting science-based greenhouse gas emissions reduction targets becomes available, WPM and the Co-Lead Sustainability Structuring Agents will negotiate in good faith to agree on such amendments to this definition of "Science-Based Targets" as required to include such additional standard in this definition.

"Scope 3 Emissions" means, in respect of any Metal Purchase Contract for any Fiscal Year, the emissions attributed to WPM or its relevant Subsidiary party to such Metal Purchase Contract based on WPM's or such relevant Subsidiary's, as applicable, share of the relevant mine partner production, calculated as the Gold Equivalent Ounces attributable to such relevant Metal Purchase Contract for such Fiscal Year multiplied by the corresponding Subject Producing Asset's emissions intensity expressed in tCO2e per Gold Equivalent Ounce.

Third Amended and Restated Credit Agreement - RT

"Shares", as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"SPT Metrics" means the sustainability performance target metrics relating to the Science-Based Emissions Reduction Target Percentage, the ESG Rating or the Diverse Leadership Percentage.

"Subject Producing Asset" means, for any Fiscal Year, the mine or project on or in respect of which WPM or any of its Subsidiaries has a Metal Purchase Contract under which WPM receives metal in such Fiscal Year.

"Subsidiary" means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a Canadian chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

"Supporting Aggregate Assets" means, at any particular time, the balance sheet value of the total aggregate assets (excluding goodwill, deferred charges and intercompany balances) directly held by either Borrower or the then current Guarantors for the most recently completed Fiscal Quarter, in each case as reported by WPM pursuant to the Compliance Certificate delivered pursuant to Section 11.1(a)(ii) and (iii) at the time that WPM delivers its financial statements.  For purposes of this calculation, (a) subject to clause (b) of this sentence, the assets of any Holding Company shall be deemed to include the assets of its corresponding Guarantor Exception Subsidiary and (b) with respect to any Guarantor Exception Subsidiary resulting from clause (ii) of the definition of "Guarantor Exception Subsidiary", the assets of the applicable Holding Company shall be deemed to include a portion of the assets of such Guarantor Exception Subsidiary, such portion being equal to such Holding Company's percentage ownership interest in such Guarantor Exception Subsidiary.

Third Amended and Restated Credit Agreement - RT

"Sustainability Adjustment" means, for any Sustainability Adjustment Period, an adjustment to the Applicable Rate set forth under "Term Benchmark Loans", "Base Rate Canada Loans" and  "Standby Fee" in the matrix set forth in Schedule H for such Sustainability Adjustment Period, equal to the sum of the applicable ESG Rating Adjustment, the Diverse Leadership Adjustment and the Climate Adjustment based on the most recent ESG Certificate delivered by WPM to the Administrative Agent and Co-Lead Sustainability Structuring Agents.  For the avoidance of doubt, Sustainability Adjustments shall not be cumulative year over year; each applicable Sustainability Adjustment shall apply only during the applicable Sustainability Adjustment Period.

"Sustainability Adjustment Date" means the Banking Day immediately following the date on which WPM provides to the Administrative Agent an ESG Certificate pursuant to Section 11.1(b)(i) or the Banking Day following the last day on which the ESG Certificate was required to be delivered as per Section 11.1(b)(i).

"Sustainability Adjustment Period" means each period commencing on a Sustainability Adjustment Date and ending on (but excluding) the next Sustainability Adjustment Date of the following year.

"Sustainability Provision" means each provision of this Agreement, other than Section 8.5, which imposes any sustainability-linked obligations on any party to this Agreement.

"Sustainability-Related Information" shall have the meaning ascribed to such term in Section 10.1(s).

"Tax Act" means the Income Tax Act (Canada), as amended from time to time, and regulations promulgated thereunder.

"Taxes" means all taxes, charges, fees, levies, imposts, rates, dues and assessments, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments, or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, unemployment insurance payments and workers' compensation premiums, together with any instalments with respect thereto, and any interest, fines and penalties with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including federal, state, provincial, municipal and foreign Official Bodies), and whether disputed or not.

"tCO2e" means, in respect of any Subject Producing Asset for any particular Fiscal Year, the sum of (i) direct greenhouse gas emissions or equivalent carbon dioxide emissions occurring from such Subject Producing Asset during such Fiscal Year, determined in accordance with the terms and conditions of the GHG Protocol (ii) indirect greenhouse gas emissions or equivalent carbon dioxide emissions occurring from the generation of purchased and imported electricity in the operation such Subject Producing Asset during such Fiscal Year, determined in accordance with the terms and conditions of the GHG Protocol and (iii) to the extent such information is publicly and readily available at the time of delivery of the ESG Certificate in respect of such Fiscal Year, indirect greenhouse gas emissions or equivalent carbon dioxide emissions occurring from other emission sources relating to such Subject Producing Asset during such Fiscal Year, determined in accordance with the terms and conditions of the GHG Protocol.

Third Amended and Restated Credit Agreement - RT

"Term Benchmark Loan" means monies lent by the Lenders to a Borrower in United States dollars and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

"Term SOFR Adjustment" means, for any calculation with respect to a Term Benchmark Loan, 0.10% (10 basis points) per annum.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

"Term SOFR Determination Day" has the meaning assigned to it under the definition of Term SOFR Rate.

"Term SOFR Rate" means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Total Commitment Amount" means, at any particular time, the aggregate of the Individual Commitments of all of the Lenders at such time.

"Total Indebtedness" means, at any particular time, the aggregate Indebtedness of WPM on a consolidated basis at such time.  The determination of Total Indebtedness for all purposes hereunder shall be determined exclusive of any Indebtedness of the Non-Guaranteeing Subsidiaries.

Third Amended and Restated Credit Agreement - RT

"U.S." and "United States" means the United States of America.

"U.S. Dollar Equivalent" means the Exchange Equivalent in United States dollars of any amount of Canadian dollars.

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Waste" means any waste, as defined by EPA.

"Wheaton International" means Wheaton Precious Metals International Ltd., an exempted company incorporated under the laws of the Cayman Islands and its successors and assigns.

"Wheaton Luxembourg" means Silver Wheaton Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 28, Boulevard F.W. Raiffeisen, L - 2411 Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés, Luxembourg) under number B130691 and its successors and assigns.

"Wheaton Precious Metals" means Wheaton Precious Metals (Cayman) Co., an exempted company incorporated under the laws of the Cayman Islands and its successors and assigns.

1.2 Other Usages

References to "this agreement", "the agreement", "hereof", "herein", "hereto" and like references refer to this Credit Agreement and not to any particular Article, Section or other subdivision of this agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, modified, supplemented or restated from time to time in accordance with the terms hereof and thereof.  Any reference herein to any provision of any law or regulation shall be a reference to that provision as amended, supplemented, replaced or re-enacted.  References to "include" and "including" shall be read and construed as being followed by the phrase "without limitation".

1.3 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

Third Amended and Restated Credit Agreement - RT

1.4 Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

1.6 Applicable Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.8 Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9 Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10 Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time, in the case of a Term Benchmark Loan or Base Rate Canada Loan, the principal amount thereof.

Third Amended and Restated Credit Agreement - RT

1.11 Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.12 Extension of Credit

For the purposes hereof, each drawdown, rollover and conversion shall be deemed to be an extension of credit to the Borrowers hereunder.

1.13 Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.14 Accounting Terms - GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.15 Successors and Permitted Assigns of Parties

Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.16 Joint and Several Obligations

All Obligations hereunder which are stated to be obligations of the Borrowers or any one of them to a Credit Party shall be joint and several obligations of the Borrowers. The obligation of any Borrower (hereinafter, individually in this sentence, the "first mentioned Borrower") with respect to its joint and several liability for the credit extended to any other Borrower shall not be wholly or partially satisfied by such first mentioned Borrower repaying the credit extended to such first mentioned Borrower hereunder. With respect to the joint and several obligations of the Borrowers, no Credit Party shall be bound to exhaust their recourse against any Borrower or others or any security or guarantees it may at any time hold before being entitled to payment from any other Borrower and each Borrower renounces all benefits of discussion and division.

ARTICLE 2
CREDIT FACILITY

2.1 Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrowers a revolving term credit facility (the "Credit Facility") in the amount of $2,000,000,000, as such amount may be reduced pursuant to Section 2.3 or increased pursuant to Section 2.5.

Third Amended and Restated Credit Agreement - RT

2.2 Lenders' Commitments

Subject to the terms and conditions hereof, the Lenders severally agree to extend credit to the Borrowers under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility.  All credit requested under the Credit Facility shall be made available to the relevant Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the relevant Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion.  The failure of any Lender to make available to the relevant Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to such Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3 Reduction of Credit Facility

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the Credit Facility in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until three Banking Days after such notice has been given.  The amount of the Credit Facility will be permanently reduced with respect to the repayment made in accordance with Section 9.1 but shall not be permanently reduced with respect to any voluntary prepayment made in accordance with Section 9.2.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or Article 6 or of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Facility.  Upon any reduction of the Credit Facility, the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender's Pro Rata Share of the amount of such reduction of the Credit Facility.

2.4 Termination of Credit Facility

(a) The Credit Facility shall terminate upon the earliest to occur of:

(i) the termination of the Credit Facility in accordance with Section 13.1;

(ii) the date on which the Credit Facility has been permanently reduced to zero pursuant to Section 2.3; and

(iii) the Maturity Date.

(b) Upon the termination of the Credit Facility, the right of the Borrowers to obtain any credit thereunder and all of the obligations of the Lenders to extend credit thereunder shall automatically terminate.

Third Amended and Restated Credit Agreement - RT

2.5 Accordion Feature

(a) The Borrowers may, by prior written notice to the Administrative Agent (an "Accordion Notice") at any time, and from time to time, request that the amount of the Credit Facility be increased by an amount of up to $500,000,000 (in the aggregate for all Accordion Notices) specifying the Lenders and/or, subject to Section 2.5(b), proposed new Lenders that have agreed to accept Individual Commitments with respect to the Credit Facility in the aggregate amount of such requested increase.  Each of the existing Lenders hereunder shall be given the opportunity to increase their respective Individual Commitments prior to any solicitation by the Borrowers for an initial Individual Commitment from a Person that is not an existing Lender hereunder.

(b) The Administrative Agent shall promptly send a copy of the Accordion Notice to each Lender.  Upon receipt of an Accordion Notice, each Accordion Lender that is an existing Lender shall promptly send a confirming letter to the Administrative Agent confirming that it has agreed to an increase to its Individual Commitment with respect to the Credit Facility and setting out the amount of that increase.  If all existing Lenders agree to participate in the increase in the Credit Facility in an amount greater than or equal to their Pro Rata Share of the increase in the Credit Facility, the Individual Commitment of each Lender shall be increased in accordance with their Pro Rata Share.  If the full amount of the proposed increase is not completely acquired by Accordion Lenders that are already Lenders hereunder pursuant to the immediately preceding sentence, the balance of such proposed increase in the Credit Facility shall be allocated among existing Lenders that have agreed to participate in the increase in the Credit Facility in an amount greater than their Pro Rata Share of the increase in the Credit Facility.  If no Lenders that are already Lenders hereunder agree to increase their Individual Commitment in accordance with this Section 2.5(b), the proposed increase may be accepted by new Lenders that have agreed to accept Individual Commitments with respect to the Credit Facility. A new Lender or new Lenders may only participate in a proposed increase to the Credit Facility if the full amount of the proposed increase is not completely acquired by Accordion Lenders that are already Lenders.

(c) The increase in the Individual Commitment of any Accordion Lender that is an existing Lender shall, subject to Section 2.5(f), take place with effect from such day as such Accordion Lender, the Borrowers and the Administrative Agent may agree.  Upon any such increase of that Accordion Lender's Individual Commitment with respect to the Credit Facility, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of that Accordion Lender with respect to the Credit Facility by the amount of such increase.  For certainty, Lenders may decline, in their sole discretion, to increase their Individual Commitments in connection with an Accordion Notice and increases of the Individual Commitments of the existing Lenders with respect to the Credit Facility pursuant to this Section 2.5 need not be effected on a pro rata basis.

(d) Any Accordion Lender with respect to the Credit Facility that is not an existing Lender must be acceptable to the Administrative Agent acting in its discretion exercised reasonably.  Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrowers and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this agreement and each other Credit Document shall, subject to Section 2.5(f) and on and from such date as the parties thereto may agree, be read and construed as if such Accordion Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Accordion Lender has agreed to accept and all references to any Lender in any Credit Document shall (to the extent the context so admits) be construed accordingly.  Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender with respect to the Credit Facility.  Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf an Accordion Agreement with each Accordion Lender.  Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

Third Amended and Restated Credit Agreement - RT

(e) The Administrative Agent shall promptly notify the Borrowers and the Lenders of the increased Individual Commitments with respect to the Credit Facility arising pursuant to Section 2.5(c) and/or 2.5(d). Notwithstanding any other provision hereof with respect to the funding of Loans in accordance with each relevant Lender's Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding obligations among the relevant Lenders or the outstanding credit under the Credit Facility in order to ensure, to the greatest extent practicable, that after such increase the aggregate amount of credit extended hereunder by each Lender coincides with such Lender's Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender's Individual Commitment with respect to the Credit Facility.  The Administrative Agent may exercise the timing of its discretion to reallocate as aforesaid so as to minimize or eliminate the requirement to break a Term SOFR Rate contract or incur breakage fees in respect of any outstanding Term Benchmark Loan.

(f) No increase in the amount of the Credit Facility pursuant to this Section 2.5 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding, or would occur as a result of such increase.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

Subject to the terms and conditions hereof, the Borrowers may obtain credit from the Lenders under the Credit Facility through the Branch of Account by way of one or more Base Rate Canada Loans and Term Benchmark Loans.  Any extension of credit hereunder by way of Base Rate Canada Loans or Term Benchmark Loans shall be in a minimum amount of $1,000,000.

Third Amended and Restated Credit Agreement - RT

3.2 Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Vancouver time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the relevant Borrower of the terms and conditions set forth in Article 12 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to such Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited).  Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the relevant Borrower in respect of such Loan.

3.3 Failure or Declination of Lender to Fund Loan

(a) If any Defaulting Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by the Defaulting Lender to the Borrowers and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender's Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders' relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the relevant Borrower.  In addition to interest as aforesaid, the relevant Borrower shall pay all amounts owing by such Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender;

Third Amended and Restated Credit Agreement - RT

(b) In the event that a Borrower wishes to utilize proceeds of a drawdown under the Credit Facility to directly finance an offer to acquire (which shall include an offer to purchase securities, solicitation of an offer to sell securities, an acceptance of an offer to sell securities, whether or not the offer to sell was solicited, or any combination of the foregoing) outstanding securities of any person (the "Target") which constitutes a "take-over bid" pursuant to applicable corporate or securities legislation (in any case, a "Takeover"), and if the Takeover is, under applicable law, such as to require the board of directors of the Target to prepare a directors circular or like document that includes either a recommendation to accept or reject the Takeover or a statement that they are unable to make or are not making a recommendation, then either:

(i) prior to or concurrently with delivery to the Administrative Agent of any Drawdown Notice, the proceeds of which are intended to be utilized as aforesaid, the relevant Borrower shall provide to the Administrative Agent evidence satisfactory to the Administrative Agent that the board of directors or like body of the Target, or the holders of all of the securities of the Target, has or have approved, accepted, or recommended to security holders acceptance of, the Takeover; or

(ii) the following steps shall be followed:

(A) at least five Banking Days prior to the delivery to the Administrative Agent of such Drawdown Notice, the relevant Borrower shall advise the Administrative Agent (who shall promptly advise each Lender) of the particulars of such Takeover;

(B) within three Banking Days of being so advised, each Lender shall notify the Administrative Agent of such Lender's determination as to whether it is willing to fund under such Drawdown Notice; provided that, in the event such Lender does not so notify the Administrative Agent within such three Banking Day period, such Lender shall be deemed to have notified the Administrative Agent that it is not so willing to fund; and

Third Amended and Restated Credit Agreement - RT

(C) the Administrative Agent shall promptly notify the relevant Borrower of each such Lender's determination;

and in the event that any Lender (for the purpose of this Section 3.3, each a "Declining Lender") has notified or is deemed to have notified the Administrative Agent that it is unwilling to fund under such Drawdown Notice under this Section 3.3(b) owing to a real or anticipated business conflict then such Declining Lender shall have no obligation to fund the requested Loan under such Drawdown Notice, notwithstanding any other provision of this agreement to the contrary; provided, however, that each Lender which is not a Declining Lender (each, a "Financing Lender") shall have an obligation, up to the amount of its Individual Commitment, to fund under such Drawdown Notice, and such funding shall be provided by each such Financing Lender in accordance with a ratio of the Individual Commitment of such Financing Lender to the aggregate of the Individual Commitments of all other Financing Lenders.

(c) If a Loan is financed by Financing Lenders in the manner contemplated by Section 3.3(b), subsequent Loans shall be funded firstly by the Declining Lenders and subsequent repayments under the Credit Facility shall be applied firstly to Loans made by Financing Lenders, in each case until such time as the ratio of the aggregate outstanding Loans made by each Lender to the aggregate outstanding Loans of all other Lenders is equal to the Pro Rata Share of each Lender.

3.4 Timing of Credit Availments

No Term Benchmark Loan under the Credit Facility may have a maturity date later than the Maturity Date.

3.5 Inability to Fund U.S. Dollar Advances in Canada

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided in the definition of Alternate Base Rate Canada, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of the  Alternate Base Rate Canada, as the case may be, or by reason of a change in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in the Alternative Base Rate Canada no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iv) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible Canadian chartered bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of United States dollar advances in Canada as contemplated herein, then:

Third Amended and Restated Credit Agreement - RT

(a) the right of the Borrowers to obtain any affected Base Rate Canada Loan  from such Lender shall be suspended until such Lender determines that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b) if any affected Base Rate Canada Loan is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made; and

(c) if any Base Rate Canada Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a Base Rate Canada Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Term Benchmark Loan at such time, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Canada Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Exchange Equivalent of the principal amount of the Base Rate Canada Loan.

3.6 [Intentionally deleted.]

3.7 Time and Place of Payments

Unless otherwise expressly provided herein, each Borrower shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Designated Account before 10:00 a.m. (Vancouver time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment.

3.8 Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.7, the Administrative Agent shall, subject to Sections 3.2 and 8.3, remit to each Lender, in immediately available funds, such Lender's Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Defaulting Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of such Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrowers fail to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrowers on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender's Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

Third Amended and Restated Credit Agreement - RT

3.9 Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders, the Administrative Agent or the Co-Lead Sustainability Structuring Agents hereunder, including, standby fees.  The Administrative Agent's accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers pursuant to this agreement.

3.10 Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent:

(a) prior to 10:00 a.m. (Vancouver time) on the third Banking Day prior to the date of any drawdown, rollover or conversion of a Term Benchmark Loan; and

(b) prior to 10:00 a.m. (Vancouver time) on the Banking Day prior to the date of any voluntary prepayment or any drawdown, rollover or conversion.

3.11 Overdraft Loans

(a) Subject to the following provisions of this Section, overdrafts arising from clearance of cheques or drafts drawn on the U.S. dollar or Canadian dollar accounts of the Borrowers maintained with the Overdraft Lender, and designated by the Overdraft Lender for such purpose, shall be deemed to be outstanding as an extension of credit to the relevant Borrower from the Overdraft Lender under the Credit Facility (each, an "Overdraft Loan") as Base Rate Canada Loans (any overdraft in Canadian dollar accounts shall be deemed to be outstanding as a Base Rate Canada Loan in an amount equal to the U.S. Dollar Equivalent of the amount of such Canadian dollar amount).  For certainty, notwithstanding Section 4.1, no Drawdown Notice need be delivered by the Borrowers in respect of Overdraft Loans.

Third Amended and Restated Credit Agreement - RT

(b) Except as otherwise specifically provided herein, all references to Base Rate Canada Loans shall include Overdraft Loans.

(c) Overdraft Loans shall be made by the Overdraft Lender alone, without assignment to, or participation by, the other relevant Lenders.

(d) The aggregate principal amount of the Overdraft Loans shall not at any time exceed $25,000,000.

(e) If a Borrower shall request a drawdown under the Credit Facility other than under this Section (a "Syndicated Drawdown") and the Overdraft Lender's Pro Rata Share of such Syndicated Drawdown would cause the Overdraft Lender's Pro Rata Share of all Syndicated Loans (as hereinafter defined) together with the Overdraft Loans then outstanding to exceed the Overdraft Lender's Individual Commitment, then the Borrowers shall be deemed to have given a repayment notice notifying the Administrative Agent of a repayment of the Overdraft Loans to the extent of such excess (without any bonus or penalty being payable in respect thereof) and the Borrowers shall make such repayment on the requested date of such Syndicated Drawdown. For the purposes hereof "Syndicated Loans" means all credit outstanding under the Credit Facility other than Overdraft Loans.

(f) The Borrowers may make repayments of Overdraft Loans (together with accrued interest thereon) by the deposit to the accounts referred to in Section 3.11(a) from time to time without penalty.

(g) All interest payments and principal repayments of or in respect of Overdraft Loans shall be solely for the account of the Overdraft Lender.

(h) Notwithstanding anything to the contrary herein contained or contrary to the provisions of applicable law,

(i) (A) if a Default occurs and is continuing or (B) if the Overdraft Lender so requires, and there are then outstanding any Overdraft Loans, then, effective on the day of notice to that effect to the other Lenders from the Overdraft Lender; or

(ii) if any Overdraft Loan has remained outstanding for five consecutive Banking Days, then, effective on the next Banking Day,

the relevant Borrower shall be deemed to have requested, and hereby requests, an extension of credit by way of drawdown of an amount of Base Rate Canada Loans sufficient to repay the Overdraft Loans and accrued and unpaid interest in respect thereof, and on the day of receipt of such notice, each of the other relevant Lenders shall disburse to the Overdraft Lender its respective Pro Rata Share of such amounts and such amounts shall thereupon be deemed to have been advanced by the relevant Lenders to the relevant Borrower and to constitute Syndicated Loans (by way of Base Rate Canada Loans).  If a relevant Lender does not disburse to the Overdraft Lender its respective Pro Rata Share of any amount under this Section then, for the purpose only of any distributions or payments to such Lenders (and not, for greater certainty, for purposes of any obligations of such Lenders, including those under Section 14.10), including any distribution or payment with respect to the relevant Borrower in the event of any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition, the Individual Commitment of such Lender shall be deemed to be nil and the Individual Commitment of the Overdraft Lender shall be increased by the Individual Commitment of such Lender until the amounts owed by the relevant Borrower are outstanding to each relevant Lender in accordance with its Pro Rata Share determined without regard to this sentence.  If any amount disbursed by a relevant Lender to the Overdraft Lender under this Section and deemed to have been advanced to the relevant Borrower must be repaid by the Overdraft Lender or by such Lender to the relevant Borrower then no reduction of the Overdraft Loans as contemplated above shall be deemed to have occurred, but the relevant Lenders shall purchase participations in the Overdraft Loans (without recourse to the Overdraft Lender) for an amount or otherwise effect transactions to achieve the financial results contemplated by this Section.

Third Amended and Restated Credit Agreement - RT

(i) For certainty, it is hereby acknowledged and agreed that the relevant Lenders shall be obligated to advance their Pro Rata Share of an extension of credit by way of drawdown contemplated by Section 3.11(h) and to disburse to the Overdraft Lender their Pro Rata Shares of the Syndicated Loan referenced therein irrespective of:

(i) whether a Default or Event of Default is then continuing or whether any other condition in Article 12 is met; and

(ii) whether the relevant Borrower has in fact actually requested such extension of credit by way of drawdown (by delivery of a Drawdown Notice or otherwise).

3.12 Alternate Rate of Interest

(a) Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.12, if:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii) the Administrative Agent is advised by the Majority Lenders prior to the commencement of any Interest Period for a Term Benchmark Loan that the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Term Benchmark Loan for such Interest Period;

Third Amended and Restated Credit Agreement - RT

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark (1) any request pursuant to a Drawdown Notice, Rollover Notice, or Conversion Notice, as applicable, that requests a Loan of a Term Benchmark Loan shall instead be deemed to be a request for Loan of, or a conversion or rollover of to, a Base Rate Canada Loan; provided that if the circumstances giving rise to such notice (x) affect only one type of Loan, then all other types of Loans shall be permitted and (y) do not affect all Lenders, then requests by the Borrowers for Term Benchmark Loans may be made to the Lenders that are not affected thereby. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrowers' receipt of the notice from the Administrative Agent referred to in this Section 3.12(a) with respect to an Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Canada Loan.

(b) Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c) In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this agreement or any other Credit Document.

Third Amended and Restated Credit Agreement - RT

(d) The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.12.

(e) Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f) Upon the Borrowers' receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Canada Loan.

(g) The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, the administration of, submission of or any other matter related to the screen rates in the definition of any Benchmark or with respect to any screen rate that is an alternative or replacement for or successor to any such rate (including any Benchmark Replacement) or the effect of any of the foregoing.

Third Amended and Restated Credit Agreement - RT

3.13 Illegality

Notwithstanding anything to the contrary in Section 3.12, if after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrowers. Before giving any notice to the Administrative Agent pursuant to this Section 3.13, such Lender shall designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this agreement, the Borrowers shall repay in full the then outstanding principal amount of such Lender's portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, the Borrowers may borrow a Base Rate Canada Loan from such Lender, whether or not they would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Canada Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

ARTICLE 4
DRAWDOWNS

4.1 Drawdown Notice

Subject to the provisions hereof and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the Lenders as provided in Section 14.14, either Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto ("Drawdown Notice") in accordance with Section 3.10 and specifying:

(a) the date the credit is to be obtained;

(b) whether the credit is to be obtained by way of Base Rate Canada Loan or Term Benchmark Loan;

Third Amended and Restated Credit Agreement - RT

(c) the principal amount of the Loan;

(d) if the credit is to be obtained by way of Term Benchmark Loan, the applicable Interest Period; and

(e) the details of any irrevocable authorization and direction pursuant to Section 3.2.

ARTICLE 5
ROLLOVERS

5.1 Term Benchmark Loans

Subject to the provisions hereof and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each Lender shall, on the maturity of such Term Benchmark Loan, continue to extend credit to the relevant Borrower by way of a Term Benchmark Loan (without a further advance of funds to the relevant Borrower) in the principal amount equal to such Lender's Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

5.2 Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 ("Rollover Notice") shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a) the maturity date of the maturing Term Benchmark Loan;

(b) the principal amount of the maturing Term Benchmark Loan and the portion thereof to be replaced; and

(c) the Interest Period or Interest Periods of the replacement Term Benchmark Loans.

ARTICLE 6
CONVERSIONS

6.1 Converting Loan to Other Type of Loan

Subject to the provisions hereof and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to the relevant Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to the relevant Borrower) in the aggregate principal amount equal to such Lender's Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

Third Amended and Restated Credit Agreement - RT

6.2 Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1, ("Conversion Notice") shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a) the type of Loan to be converted;

(b) the date on which the conversion is to take place;

(c) the principal amount of the Loan or the portion thereof which is to be converted;

(d) the type and amount of the Loan into which the outstanding Loan is to be converted; and

(e) if an outstanding Loan is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3 Absence of Notice

Subject to Section 3.5 in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan in favour of a Borrower shall be automatically converted to a Base Rate Canada Loan as though a notice to such effect had been given in accordance with Section 6.2.

6.4 Conversion by Lenders

Upon written notice to such effect to the relevant Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Term Benchmark Loan, convert such Term Benchmark Loan into a Base Rate Canada Loan, as though a notice to such effect had been given in accordance with Section 6.2.

ARTICLE 7
INTEREST AND FEES

7.1 Interest Rates

The Borrowers shall pay to the Lenders, in accordance with Section 3.7, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a) in the case of each Base Rate Canada Loan, the Alternate Base Rate Canada plus the Applicable Rate; and

(b) in the case of each Term Benchmark Loan, the Adjusted Term SOFR Rate plus the Applicable Rate.

Third Amended and Restated Credit Agreement - RT

7.2 Calculation and Payment of Interest

(a) Interest on the outstanding principal amount from time to time of each Base Rate Canada Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 365 or 366, as the case may be.

(b) Interest on the outstanding principal amount from time to time of each Term Benchmark Loan shall accrue from day to day from and including the date on which credit is obtained by way of such Loan to but excluding the date on which such Loan is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(c) Accrued interest shall be paid,

(i) in the case of interest on Base Rate Canada Loans, monthly in arrears on the 22nd day of each calendar month; and

(ii) in the case of interest on Term Benchmark Loans, on the Interest Payment Date; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Term Benchmark Loans are otherwise required to be repaid.

7.3 General Interest Rules

(a) For the purposes hereof, whenever interest is calculated on the basis of a year of 360 or 365 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365 days, respectively.

(b) Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c) If a Borrower fails to pay any fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, such Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to the Alternate Base Rate Canada plus the Applicable Rate plus 3%.  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

Third Amended and Restated Credit Agreement - RT

7.4 Selection of Interest Periods

With respect to each Term Benchmark Loan, the relevant Borrower shall specify in the Drawdown Notice, Rollover Notice or Conversion Notice, the duration of the Interest Period provided that:

(a) Interest Periods shall have a duration from one, three or six months or such other period as may be agreed (subject to availability and to the aggregate number of Interest Periods with different dates outstanding being less than ten (10));

(b) the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c) if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

7.5 Standby Fee

Upon the first Banking Day of each Fiscal Quarter and upon the termination of the Credit Facility, the Borrowers shall pay in accordance with Section 3.7, to the Lenders, in arrears, a standby fee, calculated at the rate per annum, on the basis of a year of 365 days, equal to the Applicable Rate under the column "Standby Fee" on Schedule H hereto, increased or decreased (or neither increased nor decreased), as applicable, by the Sustainability Adjustment as in effect from time to time, on the daily Available Credit during the most recently completed Fiscal Quarter or part thereof, such fee to accrue daily from the date of the execution and delivery of this Agreement to and including the date on which the Credit Facility is terminated.  Notwithstanding the foregoing, standby fees shall cease to accrue on the unfunded portion of any Individual Commitment of a Lender while it is a Defaulting Lender.

7.6 Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate contemplated under Section 11.1(a)(iii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter.  If a new Applicable Rate becomes effective during the term of an outstanding Loan, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such Loan and notify the Borrowers and the Lenders of such amounts.  Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be.  In the event of an underpayment, the Borrowers shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.7, the amount of such underpayment.  In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest or issuance fees, as the case may be, as they become due until such amount has been fully applied.

Third Amended and Restated Credit Agreement - RT

ARTICLE 8
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1 Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2 Change of Circumstances

(a) If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency ("Restraint") or any change therein or in the application thereof to a Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i) prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, such Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit such Borrower to obtain such type of credit and shall have the right to require, at the option of such Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii) shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender's effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to such Borrower by such Lender, such Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by such Borrower of such notice and thereafter, upon demand from time to time, such Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the relevant Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to such Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.  Notwithstanding this Section 8.2(a), the Borrowers shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 60 days before receipt by the Borrowers of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

Third Amended and Restated Credit Agreement - RT

For certainty, the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as Basel III and all request, rules, guidelines or directives thereunder or issued in connection therewith shall be deemed to be a "Restraint", regardless of the date enacted, adopted, promulgated or issued.

(b) Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the relevant Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender's sole discretion, be commercially unreasonable.

8.3 Replacement of Lenders

(a) If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 8.2(a), if any Lender becomes either a Defaulting Lender or a Lender in respect of which any amounts are paid or become payable by a Borrower pursuant to Section 8.6 (each such Lender, an "Affected Lender"), then the relevant Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender's Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender's Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents  to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so).  If one or more Lenders shall so agree in writing (herein collectively called the "Assenting Lenders" and individually called an "Assenting Lender") with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender's Pro Rata Share of such credit and Individual Commitments and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the relevant Borrower.  On such date, the Assenting Lenders shall extend to the relevant Borrower the Affected Lender's Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a "Lender" for purposes of this agreement and shall no longer have any obligations hereunder.  Upon the assumption of the Affected Lender's Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the amount of such assumption.  For certainty, no Borrower shall be required to pay an Affected Lender that is a Defaulting Lender in respect of breakage costs or other amounts required to be paid as a result of prepayment to such Lender.  In the event that an Affected Lender is not replaced pursuant to the foregoing provisions and provided (x) no Default or Event of Default has occurred and is continuing at the time of any such prepayment and cancellation or would arise immediately thereafter and (y) such prepayment and cancellation is not prohibited by applicable law, the relevant Borrower may, upon five Banking Days' notice to the Affected Lender and the Administrative Agent, cancel the Individual Commitment of such Affected Lender and prepay advances of such Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to such Affected Lender hereunder (such payments shall be made to the Administrative Agent), and, upon such notice and prepayment by the relevant Borrower, such Affected Lender shall cease to be a "Lender" for all purposes of this agreement and shall no longer have any obligations hereunder.

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(b) The Borrowers may, by notice to the Administrative Agent (a "Replacement Lender Notice"), from time to time prior to the Maturity Date, request that the amount of the Individual Commitments with respect to the Credit Facility be increased by the aggregate amount of any Individual Commitments cancelled pursuant to this section (which have not been replaced) specifying the Lenders and/or proposed new Lenders that have agreed to accept Individual Commitments with respect to the Credit Facility in the aggregate amount of such requested increase.  For certainty, the aggregate Individual Commitments under the Credit Facility shall not exceed at any particular time $1,500,000,000 minus the aggregate of any permanent reductions to the Credit Facility made by the Borrowers pursuant to Section 2.3.

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(c) Each Replacement Lender that is an existing Lender shall send a confirming letter to the Administrative Agent confirming that it has agreed to an increased Individual Commitment with respect to the Credit Facility and setting out the amount of that commitment.  The establishment of that Replacement Lender's Individual Commitment with respect to the Credit Facility shall, subject to Section 8.3(f) and (g), take place with effect from the second Banking Day following the date of the delivery of such notice to the Administrative Agent.  Upon the establishment of that Replacement Lender's increased Individual Commitment with respect to the Credit Facility, Schedule A hereto shall be deemed to be amended to evidence the Individual Commitment with respect to the Credit Facility of that Replacement Lender by the amount of such increase.

(d) Any Replacement Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its sole discretion exercised reasonably.  Upon delivery to the Administrative Agent of a Replacement Lender Agreement executed by the Borrowers and a Replacement Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Replacement Lender Agreement whereupon this agreement and each other Credit Document shall, subject to Section 8.3(f) and (g), henceforth be read and construed as if such Replacement Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Replacement Lender has agreed to accept and all references to any Lenders in any Credit Document shall (to the extent the context so admits) be construed accordingly.  Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Replacement Lender.  Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf each Replacement Lender Agreement relating to each Replacement Lender.  Each Lender agrees that it will be bound by the terms of each such Replacement Lender Agreement so completed and executed by the Administrative Agent.

(e) The Administrative Agent shall promptly notify the Borrowers and the Lenders of the increased Individual Commitments with respect to the Credit Facility arising pursuant to Section 8.3(c) and (d),

(f) No increase in or establishment of, any Individual Commitment with respect to the Credit Facility pursuant to this Section 8.3 shall be permitted at any time that a Default or Event of Default has occurred and is outstanding.

(g) On the first Banking Day following any deemed amendment to Schedule A pursuant to Section 8.3(c) and (d), the Administrative Agent shall advise the Replacement Lender in writing of (i) the aggregate outstanding credit under the Credit Facility already advanced by the Lenders to the Borrowers (the "Existing Facility Indebtedness") and (ii) its Pro Rata Share of the Existing Facility Indebtedness.  Within one Banking Day of receipt of such notice from the Administrative Agent, the Replacement Lender shall pay to the Administrative Agent, for the pro rata benefit of each Lender, its Pro Rata Share of the Existing Facility Indebtedness whereupon the Administrative Agent shall disburse such proceeds to the Lenders in accordance with Section 3.7.

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8.4 Indemnity Relating to Credits

Upon notice from the Administrative Agent to the relevant Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by such Borrower), such Borrower shall pay to the Administrative Agent or the Lenders such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Term Benchmark Loan as a result of:

(a) the failure of such Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b) the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than its maturity date, then such Borrower shall be responsible for any loss, costs or expenses referred to above).

Notwithstanding the foregoing, the Borrowers shall not be required to indemnify a Lender for any such cost or expense if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5 Indemnity for Transactional and Environmental Liability

(a) Each Borrower hereby agrees to indemnify and hold the Administrative Agent, each Co-Lead Sustainability Structuring Agent, each Lender and each of their respective shareholders, officers, directors, employees, and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers (collectively in this Section 8.5(a), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities (x) that a court of competent jurisdiction determines arose on account of an Indemnified Party's gross negligence or willful misconduct or (y) arising out of or relating to an Erroneous Payment or otherwise pursuant to Section 14.23.

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(b) Without limiting the generality of the indemnity set out in the preceding clause (a), each Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrowers, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, Contaminant, Pollutant or Waste, and (ii) any other violation of an Environmental Law by any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determines arose on account of an Indemnified Party's gross negligence or willful misconduct.

(c) All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement.  The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d) Each Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrowers by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e) If, for any reason, the obligations of the Borrowers pursuant to this Section 8.5 shall be unenforceable, the Borrowers agree to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f) The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.1(g).

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8.6 Gross-Up for Taxes

(a) Any and all payments made by any Borrower under this agreement or under any other Credit Document (any such payment being hereinafter referred to as a "Payment") to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes except to the extent that such deduction or withholding is required by law or the administrative practice of any Official Body.  If any such Taxes are so required to be deducted or withheld from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the relevant Borrower shall:

(i) promptly notify the Administrative Agent of such requirement;

(ii) pay to the Administrative Agent or such Lender, as the case may be, in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by such Borrower under this Section 8.6(a), whether assessable against such Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii) make such deduction or withholding;

(iv) pay to the relevant Official Body in accordance with applicable law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by such Borrower to the Administrative Agent or such Lender under this Section 8.6(a)), within the time period required by applicable law; and

(v) as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent or such Lender, evidencing such payment to such Official Body.

(b) In addition, the Borrowers agree to pay any and all present or future Other Taxes.

(c) Each Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or any Lender, as applicable, and for all expenses, resulting from or relating to such Borrower's failure to:

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(i) remit to the Administrative Agent or any Lender the documentation referred to in Section 8.6(a)(v); or

(ii) pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 8.6).

The provisions of this Section 8.6(c) shall apply whether or not such Taxes were correctly or legally assessed.  The Administrative Agent or any Lender who pays any Taxes or Other Taxes in excess of the amount (if any) paid by such Borrower on account thereof under Section 8.6(b), shall promptly notify such Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of such Borrower under this Section 8.6.  Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or any Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d) If a Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 8.6, the Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrowers, cooperate with such Borrower in challenging such Taxes at such Borrower's expense.

(e) If any Lender or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by a Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to the Taxes giving rise to such payment made by such Borrower, then such Lender or the Administrative Agent, as the case may be, shall reimburse such Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, which the Administrative Agent or Lender, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Taxes had not been exigible.  Each Borrower, upon the request of the Administrative Agent or any Lender, agrees to repay the Administrative Agent or such Lender, as the case may be, any portion of any such refund or credit paid over to such Borrower that the Administrative Agent or such Lender, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or Lender, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.  None of the Lenders nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to such Borrower or any other Person in connection with this Section 8.6(e) or any other provision of this Section 8.6.

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(f) Each Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or any Lender may be obliged to pay as a result of the receipt of amounts under this Section 8.6.

(g) Any Lender that is entitled to an exemption from or reduction of withholding Taxes or Other Taxes (collectively, "Relevant Taxes") under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to Payments shall, at the request of such Borrower, deliver to such Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by such Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding or a reduced rate of Relevant Taxes.  In addition, (i) any Lender, if requested by such Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law (if any) or reasonably requested by such Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (ii) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Tax Act or any successor provision thereto in respect of Payments shall within five Banking Days thereof notify such Borrower and the Administrative Agent in writing.  Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 8.6(g) that such Lender is not legally able to deliver.

(h) Additional amounts payable under Section 8.6(a) have the same character as the Payments to which they relate.  For greater certainty, for example, additional amounts payable under Section 8.6(a) in respect of interest payable under a Credit Document, shall be payments of interest under such Credit Document.  All payments made under this Section 8.6 shall be subject to the provisions of this Section 8.6.

(i) The Borrowers' obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

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ARTICLE 9
REPAYMENTS AND PREPAYMENTS

9.1 Repayment under Credit Facility

The Borrowers shall repay to the Lenders in full the outstanding credit under the Credit Facility together with all accrued and unpaid interest and all accrued and unpaid fees with respect thereto on the Maturity Date.

9.2 Voluntary Prepayments under Credit Facility

Subject to Section 9.3, the Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment.  Amounts prepaid pursuant to this Section 9.2 shall be available for reborrowing.

9.3 Prepayment Notice

The relevant Borrower shall give written notice, in the form appended hereto as Schedule M, to the Administrative Agent of each voluntary prepayment pursuant to Section 9.2.  Such notice (a "Prepayment Notice") shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a) the date on which the prepayment is to take place; and

(b) the type and principal amount of the Loan or the portion thereof which is to be prepaid.

9.4 Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Credit Parties to extend credit under the Credit Documents, the Borrowers hereby represent and warrant to the Credit Parties, as of the date of this agreement, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder:

(a) Status and Power of Obligors.  Each Obligor is a corporation or exempted company (as applicable) duly incorporated and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation.  Each Obligor is duly qualified, registered or licensed in all jurisdictions where the failure to do so would reasonably be expected to have a Material Adverse Effect.  Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted.  Each Obligor has all requisite corporate capacity to enter into, and carry out the transactions contemplated by, the Credit Documents to which is a party.

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(b) Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Credit Documents to which it is a party.  Each Obligor has duly executed and delivered the Credit Documents to which it is a party.  The Credit Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, winding-up, dissolution, administration, moratorium, reorganization and other laws of general application limiting the enforcement of creditors' rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c) Compliance with Other Instruments.  The execution, delivery and performance by each Obligor of the Credit Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor or of any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its property is subject or of any material agreement (including, without limitation, the Metal Purchase Contracts), lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than such consents as have been obtained and are in effect.

(d) Financial Statements.  The consolidated financial statements of WPM for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with GAAP and no Material Adverse Change has occurred in the condition, financial or otherwise, of WPM since the date of such financial statements.  The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of WPM as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid consolidated financial statements fairly presents the results of the operations of WPM throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of WPM, WPM does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with GAAP.

Third Amended and Restated Credit Agreement - RT

(e) Litigation.  There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f) Title to Assets.  Each Obligor has good title to all of its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g) Conduct of Business.  No Obligor is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets (including, without limitation, Environmental Laws) which could reasonably be expected to have a Material Adverse Effect.  Each Obligor holds all licenses, certificates of approval, approvals, registrations, permits and consents which are required to operate its businesses where they are currently being operated except where the failure to have such licenses, certificates of approval, approvals, registrations, permits and consents could not reasonably be expected to have a Material Adverse Effect.

(h) Outstanding Defaults.  No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Obligor is a party or to which its property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i) [Intentionally deleted]

(j) Tax Returns and Taxes.  Each Obligor has filed all material Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except (i) any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on its books or (ii) where the failure to so file or pay could not reasonably be expected to have a Material Adverse Effect.

(k) Expropriation.  There is no present or threatened (in writing) expropriation of the property or assets of any Obligor, which expropriation could reasonably be expected to have a Material Adverse Effect.

(l) Environmental Compliance.

(i) All facilities and property (including underlying groundwater) owned, leased, used or operated by any Obligor have been, and continue to be, owned or leased in compliance with all Environmental Laws where any such non-compliance could reasonably be expected to have a Material Adverse Effect;

Third Amended and Restated Credit Agreement - RT

(ii) There are no pending or threatened (in writing)

(A) claims, complaints, notices or requests for information received by any Obligor with respect to any alleged violation of any Environmental Law which, if proved, could reasonably be expected to have a Material Adverse Effect;

(B) complaints, notices or inquiries to any Obligor regarding potential liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect;

(iii) There have been no Releases of any Hazardous Materials or any escape, seepage, leakage, spillage, discharge, emission or release of any Contaminants, Pollutants or Waste at, on, under or from any property now or previously owned, operated, used or leased by any Obligor that, singly or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect;

(iv) Each Obligor has been issued and is in compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business except where any such non-issuance or non-compliance could not reasonably be expected to have a Material Adverse Effect; and

(v) No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Obligor which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law which liability could reasonably be expected to have a Material Adverse Effect.

(m) Subsidiaries.  As of the date hereof, there are no Subsidiaries of WPM other than Wheaton International, the Guarantors, any Guarantor Exception Subsidiaries and any Non-Guaranteeing Subsidiaries.  No Obligor is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate where the liability of the relevant Obligor arising from such partnership, joint venture or syndicate could reasonably be expected to have a Material Adverse Effect.

(n) Corporate Structure.  As at the date hereof, and hereafter, except as such information may change as a result of a transaction permitted hereby and reported to the Administrative Agent in accordance with Section 11.1(a), the chart attached hereto as Schedule G accurately sets out the corporate structure of WPM and all of its Subsidiaries and evidences intercorporate share ownership.

(o) Assets Insured.  The property and assets of each Obligor are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets and otherwise in accordance with industry standard and past practice.

Third Amended and Restated Credit Agreement - RT

(p) Metal Purchase Contracts. The Metal Purchase Contracts are legal, valid and binding obligations of each party thereto (other than any Obligor which is a party thereto), enforceable by each such Obligor against each such other party in accordance with its terms, except:

(i) to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, winding-up, dissolution, administration, moratorium, reorganization and other laws of general application limiting the enforcement of creditors' rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada; and/or

(ii) where the lack of any such enforceability of any one or more Metal Purchase Contracts could not reasonably be expected to have a Material Adverse Effect on the Obligors taken as a whole.

(q) Sanctions.  None of the Borrower, any of its Subsidiaries (including the Obligors) or any Affiliate thereof is a Person that is, or is controlled by Persons that are (i) the subject of any Sanctions or (ii) located, organised or resident in a country or territory that is, or whose government is, the subject of Sanctions, including, without limitation Cuba, Iran, North Korea, Sudan and Syria. Each Borrower, its Subsidiaries (including the Obligors) or any Affiliate thereof and, to the actual knowledge of such Person, its employees and agents, are in compliance with Sanctions.

(r) No Omissions.  None of the representations and statements of fact set forth in this Section 10.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect.

(s) Sustainability-Related Information. Each Borrower hereby represents and warrants to the Lenders that all written and formally-presented information about its sustainability initiatives or strategy with respect to the SPT Metrics, Alternative SPT Metrics, and any  targets with respect thereto, which has been  provided to the Administrative Agent, the Co-Lead Sustainability Structuring Agents or any Lender by or on behalf of it (collectively, including the ESG Certificate, the "Sustainability-Related Information"), is true and accurate in all material respects as of the date it is provided or, if different, the date (if any) of which it is stated.  These representations and warranties are deemed to be made by each Borrower as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter and continuing until this agreement terminates; provided that it is understood and agreed that any breach of this Section 10.1(s) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance.

Third Amended and Restated Credit Agreement - RT

10.2 Survival of Representations and Warranties

All of the representations and warranties of the Borrowers contained in Section 10.1 shall survive until the execution and delivery of this agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the any Credit Party.

ARTICLE 11
COVENANTS

11.1 Affirmative Covenants

Each Borrower hereby covenants and agrees with the Credit Parties that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a) Financial Reporting.  The Borrowers shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders) (the filing of any of the following documents on SEDAR shall satisfy the delivery obligation in relation to such documents so filed when WPM has provided written notice of such filing to the Administrative Agent):

(i) within 120 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of WPM for such Fiscal Year and the auditors' report thereon (without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations  of WPM and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied;

(ii) within 60 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, copies of the unaudited consolidated financial statements of WPM, all certified by a senior financial officer of WPM as presenting fairly in all material respects the financial condition and results of operations  of WPM and its consolidated Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(iii) concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above and within 90 days of the fourth Fiscal Quarter in each Fiscal  Year, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of WPM; and

(iv) such other statements, reports and information concerning WPM or any of its Subsidiaries as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time, including, any information that may be reasonably requested in respect of any Acquisition.

Third Amended and Restated Credit Agreement - RT

(b) Sustainability Adjustment.

(i) For each calendar year, WPM shall provide the Administrative Agent and the Co-Lead Sustainability Structuring Agents, on the date in each calendar year which is the earlier of (i) 60 days after the publication of the Annual Sustainability Report for such year and (ii) September 30 in each such year (subject to extension as agreed between WPM and the Co-Lead Sustainability Structuring Agents, acting reasonably), with an ESG Certificate setting forth the most recent Science-Based Emissions Reduction Target Percentage, ESG Rating, the Diverse Leadership Percentage based on the Diversity Survey (subject to any adjustments to the calculation of any of the foregoing as may be agreed to by the Co-Lead Sustainability Structuring Agents and WPM, each acting reasonably); provided non-compliance with this clause by WPM will not constitute a default by any Obligor of any of their respective obligations under this agreement or under any other Credit Document, and will not result in any Default or Event of Default but such non-compliance will, however, trigger the obligations in Section 11.1(b)(ii) on WPM.  At least 15 days prior to the delivery of the ESG Certificate for the 2023 calendar year, WPM shall deliver to the Administrative Agent and the Co-Lead Sustainability Structuring Agents a verification (on a limited assurance basis) from the Climate Auditor confirming the Climate Baseline and a report from the Diversity Consultant, which report shall include the Diverse Leadership Baseline, provided however that if there is a material variance of the Climate Baseline or the Diverse Leadership Baseline, the provisions relating to the occurrence of a Recalculation Event in Section 11.1(b)(iv)(C) shall apply.

(ii) If, for any reason, (i) WPM fails to deliver an ESG Certificate as contemplated by Section 11.1(b)(i), the Sustainability Adjustment shall be calculated based on Level 5 for each SPT Metric until the delivery of such ESG Certificate; provided that if WPM determines, in good faith, that it is not possible to calculate an SPT Metric for any Fiscal Year for whatever reason (the "Unused SPT Metric") or (ii) a Recalculation Event shall occur, in each such case WPM and the Co-Lead Sustainability Structuring Agents will negotiate in good faith to agree on the selection of an alternative measure that is customarily applied by persons carrying out similar businesses or being subject to similar incentives in lieu of the Unused SPT Metric or the SPT Metric which is the subject of the Recalculation Event (the "Alternative SPT Metric") and, after 30 consecutive days from the day on which WPM was originally due to deliver a ESG Certificate in accordance with Section 11.1(b)(i) (or such longer period as may be agreed to by the Co-Lead Sustainability Structuring Agents, acting reasonably):

(A) if WPM and the Co-Lead Sustainability Structuring Agents agree on the selection of an Alternative SPT Metric and such Alternative SPT Metric is approved by the Majority Lenders (with each Lender acting reasonably in considering such approval), the Sustainability Adjustment shall be calculated based on the Alternative SPT Metric and the other SPT Metrics, excluding the Unused SPT Metric;

Third Amended and Restated Credit Agreement - RT

(B) if WPM and the Co-Lead Sustainability Structuring Agents do not agree on the selection of an Alternative SPT Metric or such Alternative SPT Metric is not approved by the Majority Lenders (with each Lender acting reasonably in considering such approval), the Sustainability Adjustment shall be calculated based on the SPT Metrics, excluding the Unused SPT Metric; and

(C) WPM shall deliver an ESG Certificate containing the Sustainability Adjustment calculated on the basis of either (A) or (B) above and such Sustainability Adjustment shall apply from and as of the Banking Day immediately following the delivery of such ESG Certificate.

(iii) If (i) WPM, the Administrative Agent or the Co-Lead Sustainability Structuring Agents become aware of any material inaccuracy in the Sustainability Adjustment or the SPT Metrics as reported on the applicable ESG Certificate, or (ii) WPM and the Administrative Agent agree that the Sustainability Adjustment as calculated by WPM at the time of delivery of the relevant ESG Certificate was inaccurate and, in each case, (x) a proper calculation of the Sustainability Adjustment would have resulted in an increase in the Applicable Rate for such period, WPM shall immediately and retroactively be obligated to pay to the Administrative Agent, for the account of the Lenders, an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period, or (y) a proper calculation of the Sustainability Adjustment would have resulted in a decrease in the Applicable Rate for such period, WPM shall receive a credit against subsequent interest payable on Loans or fees payable pursuant to Article 7 hereof in an amount equal to the excess of the amount of interest and fees actually paid for such period over the amount of interest and fees that should have been paid for such period.

(iv) WPM and the Co-Lead Sustainability Structuring Agents will take the following actions upon the occurrence of the following events (each a "Recalculation Event"):

(A) M&A Event Affecting Science-Based Emissions Reduction Target Percentage: If, owing to any acquisition, disposition, merger or similar transaction or series of related transactions consummated by WPM or any of its Subsidiaries, WPM's Scope 3 Emissions would reasonably be expected to be increased or decreased by 5% or more as compared to WPM's Scope 3 Emissions immediately prior to the consummation of such transaction (as determined in good faith by WPM), WPM shall provide the Co-Lead Sustainability Structuring Agents with written notice of such Recalculation Event as soon as reasonably practicable but in any event no later than 12 months after such Recalculation Event and provided the subject notice was provided to the Co-Lead Sustainability Structuring Agents within 12 months of the subject Recalculation Event, WPM and the Co-Lead Sustainability Structuring Agents will use reasonable efforts to agree on an Alternative SPT Metric which Alternative SPT Metric shall ultimately be subject to the approval of the Majority Lenders (with each Lender acting reasonably in considering such approval);

Third Amended and Restated Credit Agreement - RT

(B) Material Production Disruption affecting the Science-Based Emissions Reduction Target Percentage: Should WPM determine, in good faith, that the Science-Based Emissions Reduction Target Percentage should be adjusted on account of any exceptional event or activity outside of the ordinary course of operation of one or more Subject Producing Assets, which resulted in a reduction of 30% or more in the production level of such Subject Producing Asset compared to the most recent year of ordinary operations, and which has occurred or is continuing over a period of 180 days or more, then WPM may, at its option, provide notice to the Co-Lead Sustainability Structuring Agents of the occurrence of such Recalculation Event, and provided the subject notice was provided to the Co-Lead Sustainability Structuring Agents within 20 days of the subject Recalculation Event, WPM and the Co-Lead Sustainability Structuring Agents will use reasonable efforts to agree on an Alternative SPT Metric which Alternative SPT Metric shall ultimately be subject to the approval of the Majority Lenders (with each Lender acting reasonably in considering such approval); and

(C) Material Variance in Climate Baseline or Diverse Leadership Baseline: If there is a material variance in the Climate Baseline or Diverse Leadership Baseline following delivery of the verification (on a limited assurance basis) from the Climate Auditor and/or the report from the Diversity Consultant, respectively, delivered in accordance with the last sentence of Section 11.1(b)(i), WPM and the Co-Lead Sustainability Structuring Agents will use reasonable efforts to agree on an Alternative SPT Metric within 30 days of the date of such verification or report, as applicable, and such Alternative SPT Metric shall ultimately be subject to the approval of the Majority Lenders (with each Lender acting reasonably in considering such approval).

(v) Declassification Event:

(A) On and at any time after the occurrence of a Declassification Event, the Administrative Agent may, and shall if so directed by the Majority Lenders, by notice to WPM declassify the Credit Facility as a "sustainability-linked credit facility".

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(B) With effect on and from the Declassification Date: (i) Sections 11.1(b) and 11.1(x) and each other Sustainability Provision, including, for the avoidance of doubt, all related reporting obligations, covenants and representations, shall cease to apply; and (ii) no Sustainability Adjustment will apply to (A) any Loan nor (B) the standby fee set forth in Section 7.5.

(C) If the Credit Facility is subject to a Declassification Event, no party may publish any materials which relate to WPM being party to a sustainability-linked financing (or this agreement being a sustainability-linked for WPM) until such time as the relevant non-compliance has been remedied and agreed, or other amendments have been agreed, by the applicable Credit Parties and the Co-Lead Sustainability Structuring Agents (in consultation with the Required Lenders).

(D) For the avoidance of doubt, it is understood and agreed that the occurrence of any Declassification Event under this Section 11.1(b) shall not constitute a Default or Event of Default.

(vi) SPT Extensions:

(A) In connection with any extension of the Maturity Date pursuant to Section 14.14(b) hereof, WPM may provide notice to the Administrative Agent and the Co-Sustainability Structuring Agents of the proposed SPT Metric levels for the purposes of the applicable Sustainability Adjustment (the "SPT Extension Request") to be in effect for the applicable SPT Metric for any additional twelve (12) month period not otherwise provided for in the Applicable Sustainability Margin Adjustment Table.

(B) (i) If within thirty (30) days following such notification, WPM and the Co-Sustainability Structuring Agents (with the consent of the Majority Lenders) agree on the SPT Extension Request, then the applicable Sustainability Adjustment shall be calculated accordingly, and the Applicable Sustainability Margin Adjustment Table shall be deemed amended without any further action by any Person; (ii) if WPM and the Co-Sustainability Structuring Agents (with the consent of Majority Lenders) do not agree on the SPT Extension Request within thirty (30) calendar days following such notification (or any longer period as agreed in good faith between WPM and the Co-Sustainability Structuring Agents), then no change shall be made to the applicable Sustainability Adjustment and any other definitions or provisions directly or indirectly related thereto or to any SPT Metric; or (iii) in any event, if no Agreement upon a SPT Extension Request can be reached within twelve (12) months after the Maturity Date (as such term is defined in the 2022 Credit Agreement), the Administrative Agent will, by notice to WPM, declassify this Agreement as a "sustainability-linked credit facility" and a Declassification Event will be deemed to have occurred for WPM.

Third Amended and Restated Credit Agreement - RT

(c) Copies of Public Filings.  WPM shall, upon request, furnish the Administrative Agent with copies of all documents which are filed by any Obligor with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR.

(d) Use of Proceeds.  The Borrowers shall apply all of the proceeds of the Credit Facility towards their general corporate purposes including, without limitation, to finance Permitted Acquisitions.  No proceeds of the Credit Facility will be used by any Borrower or its Subsidiaries in violation of applicable laws and regulations.

(e) Insurance.  WPM shall, and shall cause each other Obligor to, insure and keep insured, with financially sound and reputable insurers, for risks, in amounts and such other terms as are consistent with standard industry practice and past practice of the relevant Obligor, all of the property of the relevant Obligor (but for certainty, not including the Metal Purchase Contracts) except where failure to do so could not reasonably be expected to have a Material Adverse Effect.

(f) Access to Senior Financial Officers.  Upon the request of the Administrative Agent at reasonable intervals, each Borrower shall, and shall cause each other Obligor to, make available its senior financial officers to answer questions concerning such Obligor's business and affairs.

(g) Reimbursement of Expenses.  Each Borrower shall, or shall cause the Guarantors to, (i) reimburse the Administrative Agent and the Co-Lead Sustainability Structuring Agents, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent or the Co-Lead Sustainability Structuring Agents (including, without limitation, the reasonable fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent in connection with the negotiation, preparation, execution, delivery, syndication, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments, consents and waivers hereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and (ii) reimburse the Administrative Agent, the Co-Lead Sustainability Structuring Agents and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

Third Amended and Restated Credit Agreement - RT

(h) Pari Passu.  The Borrowers shall ensure that, under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the payment of its obligations under this agreement and each other Finance Document ranks at least pari passu in right of payment with all of the Borrowers' present and future other unsecured and unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of applicable law.

(i) Change of Name, Office or Other Information.  WPM shall notify the Administrative Agent in writing promptly of any change in (i) the corporate name of any Obligor or (ii) the jurisdiction of incorporation of any Obligor.

(j) Corporate Existence.  Except as permitted by way of any Permitted Reorganization, WPM shall, and shall cause each other Obligor to, maintain its corporate existence in good standing.  WPM shall, and shall cause each other Obligor to, qualify and remain duly qualified to carry on business and own property in each jurisdiction where the failure to do so could reasonably be expected to result in a Material Adverse Effect.

(k) Conduct of Business.  Each Borrower shall, and shall cause each other Obligor to, conduct its business in such a manner so as to comply with all laws and regulations (including, without limitation, Environmental Laws), so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect.  Each Borrower shall, and shall cause each other Obligor to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where such non-performance could reasonably be expected to have a Material Adverse Effect.  Each Borrower shall, and shall cause each other Obligor to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business where failure to do so could reasonably be expected to have a Material Adverse Effect.

(l) Taxes.  WPM shall pay, and shall cause each other Obligor to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except (i) when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with GAAP while forfeiture of any part of its property or assets may result from the failure to so pay during the period of any such contest or (ii) where the failure to pay could not reasonably be expected to have a Material Adverse Effect.

(m) Notice of Litigation.  Each Borrower shall promptly notify the Administrative Agent of any actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting any Obligor before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

Third Amended and Restated Credit Agreement - RT

(n) Environmental Matters.  WPM shall, and shall cause each other Obligor to, as soon as practicable and in any event within 30 days, notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or compliance with Environmental Laws, which claims, complaints, notices or inquiries relate to matters which could reasonably be expected to have a Material Adverse Effect.

(o) Leverage Ratio.  For the purpose of determining the Applicable Rate, WPM shall calculate the Leverage Ratio as at the last day of each Fiscal Quarter.

(p) Capitalization Ratio.  WPM shall maintain the Capitalization Ratio (measured as at the end of each Fiscal Quarter) to be less than or equal to 0.60:1.

(q) [Reserved].

(r) Books and Records.  WPM shall, and shall cause each other Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by GAAP and permit representatives of the Administrative Agent to, subject to Section 15.13, inspect such books of account, records and documents and to make copies therefrom during reasonable business hours.

(s) Notice of Default or Event of Default.  Upon the occurrence of either a Default or an Event of Default of which a Borrower is aware, such Borrower shall promptly deliver to the Administrative Agent a notice specifying the nature and date of occurrence of such Default or Event of Default, such Borrower's assessment of the duration and effect thereof and the action which the relevant Obligor proposes to take with respect thereto.

(t) Asset Cover Threshold.  If the Supporting Aggregate Assets are less than the Asset Cover Threshold based on the Compliance Certificate delivered to the Administrative Agent in respect of the most recently completed Fiscal Quarter, then WPM will promptly cause such additional Guarantees to be given as may be required so that the Supporting Aggregate Assets are equal to or exceeds the Asset Cover Threshold.  Any such additional Guarantors shall be comprised, to the extent possible, firstly of Subsidiaries that are not Guarantor Exception Subsidiaries or Holding Companies and secondly, Subsidiaries that are Holding Companies.  To the extent additional Guarantees are required in accordance with this Section 11.1(t), WPM shall cause the relevant Subsidiary to promptly provide the materials set forth below, with such deliveries being made no later than sixty (60) days after delivery of the applicable Compliance Certificate.  Notwithstanding the foregoing, either Borrower may, at its own election, cause additional Guarantees to be given from time to time.

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WPM shall cause any future Subsidiary required to provide a Guarantee in accordance with this Section 11.1(t) to deliver the following:

(i) WPM shall forthwith cause such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee;

(ii) WPM shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A) a duly certified copy of the articles of incorporation or similar documents and by-laws of such Subsidiary;

(B) a certificate of status or good standing for such Subsidiary (if available under applicable law) issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated;

(C) a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory;

(D) a certificate of an officer of such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory;

(E) requisite information to identify the Subsidiary under applicable "know your client" legislation; and

(F) an opinion of such Subsidiary's counsel addressed to the Credit Parties, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation of such Subsidiary and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request; and

(iii) the Administrative Agent shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein.

Upon the delivery of the foregoing such Subsidiary shall become an Additional Guarantor for all purposes of this agreement.

(u) Metal Purchase Contracts.  No Metal Purchase Contract entered into after the date hereof shall contain any early termination right of a counter-party thereto triggered by a bankruptcy or insolvency event of an Obligor.

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(v) Punctual Payment.  The Borrowers will duly and punctually pay all amounts due under this Agreement and the other Credit Documents at the dates and places, in the currencies and in the manner provided in this Agreement and any other Credit Documents.

(w) Diversity Survey. WPM shall cause the Diversity Survey to be administered annually on or before the date of delivery of the ESG Certificate in the relevant calendar year and each such survey shall remain open for a maximum 60 days.

(x) Sustainability-Related Information. WPM acknowledges and agrees that the Administrative Agent and the Lenders may rely, without independent verification, upon the accuracy, adequacy and completeness of the Sustainability-Related Information furnished by the Borrowers or the other Obligors to the Administrative Agent or any Lender and that neither the Administrative Agent nor any Lender assumes any responsibility or has any liability therefor or has an obligation to conduct any appraisal of any Sustainability-Related Information.

WPM shall: (i) within five Banking Days after WPM's determination that there was any material inaccuracy in Sustainability Adjustment or the SPT Metrics as reported on the applicable ESG Certificate, deliver written notice of such inaccuracy to the Administrative Agent thereof; (ii) concurrent with the deliveries of financial statements pursuant to Sections 11.1(a)(i) and 11.1(a)(ii), notify the Administrative Agent  (A) of any material change in any previously-delivered written and formally-presented information about WPM's sustainability strategy or initiatives relating to the SPT Metrics, or the Alternative SPT Metrics, as applicable, and any targets with respect thereto, (B) if WPM determines that any Sustainability-Related Information furnished by WPM or any of the other Obligors to the Administrative Agent or any Lender  was, on the date it was provided or, if different, the date (if any) of which it was stated, inaccurate, untrue, incomplete or misleading, in each case, in any material respect and (C) of the appointment of any successor Climate Auditor; and (iii) supplement the Sustainability-Related Information from time to time to ensure that the representations and warranties made under Section 10.1 are true, correct and complete in all material respects;

provided that it is understood and agreed that any breach of this Section 11.1(x) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance or the issuance of any letter of credit.

11.2 Restrictive Covenants

Each Borrower hereby covenants and agrees with the Credit Parties that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 14.14:

(a) Liens.  WPM shall not, and shall not permit or suffer any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

Third Amended and Restated Credit Agreement - RT

(b) Corporate Existence.  Other than in connection with any Permitted Reorganization, WPM shall not, and shall not permit or suffer any other Obligor to, take part in any Corporate Reorganization or Capital Reorganization or similar proceeding or arrangement.

(c) Disposition of Metal Purchase Contracts.  Other than in connection with a Permitted Reorganization, WPM shall not, and shall not suffer or permit any other Obligor to sell, dispose, assign or transfer any Metal Purchase Contract other than the sale, disposition, assignment or transfer of any such Metal Purchase Contracts the aggregate consideration for which does not exceed, during the period up to and including the Maturity Date, an amount equal to 15% of Consolidated Total Assets as at March 31, 2021, provided in each case no Default or Event of Default exists, or would occur immediately after, any such sale, disposition, assignment or transfer.

(d) Distributions.  WPM shall not make any Distribution (x) if a Default has occurred and is continuing at the time of making any such Distribution or (y) if a Default would arise immediately after the making of any such Distribution.

(e) Indebtedness.  WPM shall not, and shall not suffer or permit any other Obligor to, create, incur or assume any Indebtedness if a Default would arise immediately after, and as a result of, the creation, incurrence or assumption of any such Indebtedness.

(f) Acquisitions.  WPM shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions.

(g) Investments.  WPM shall not, and shall not permit any other Obligor to, make any Investments other than Permitted Investments.

(h) Risk Management.  WPM shall not, and shall not suffer or permit any other Obligor to, enter into any Hedging Agreement for speculative purposes.

(i) Amendments.  WPM shall not, and shall not suffer or permit any other Obligor to, enter into any amendment or modification of, or grant any waiver or consent under, any Metal Purchase Contract, or any guarantee, security document or shareholder agreement attendant thereto, that would, in the aggregate, have a Material Adverse Effect on the Obligors, taken as a whole.

(j) Change in Business.  WPM shall not, and shall not suffer or permit any other Obligor to, discontinue its business or any material part thereof or carry on any business other than the business it carries on as of the date hereof, the purchase and sale of, or royalty arrangements with respect to, silver, gold and other metals and oil and gas and the acquisition, development, ownership and/or operation, directly or indirectly, of mining and/or oil and gas properties and/or projects, together with, in each case, other matters reasonably ancillary thereto.

(k) Sanctions.  Each Borrower shall not, and shall not suffer or permit any other Obligor to, at anytime violate Sanctions. Each Obligor will procure that each of their respective officers and directors, employees and agents, will not use the proceeds of any Loan in any manner that would result in the violation of any Sanctions applicable to any party hereto. Notwithstanding the foregoing, nothing in this agreement shall require any Obligor that is registered or incorporated under the laws of Canada or of a province to commit an act or omission that contravenes the Foreign Extraterritorial Measures (United States) Order, 1992.

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11.3 Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrowers, perform any covenant of an Obligor under this agreement which such Obligor fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrowers and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrowers' covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 12
CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1 Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a) the relevant Borrower shall have complied with the requirements of Article 4, Article 5 or Article 6, as the case may be, in respect of the relevant credit;

(b) no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c) the representations and warranties of the Borrowers contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date; and

(d) the Credit Facility has not been terminated pursuant to Section 2.4.

12.2 Conditions Precedent to Effectiveness of Agreement

This agreement shall become effective upon fulfilment of the following conditions precedent (the "Effective Time"):

(a) the conditions precedent set forth in Section 12.1 have been fulfilled;

Third Amended and Restated Credit Agreement - RT

(b) this Agreement, the Guarantees, the Administrative Agent Transfer Agreement and the Fee Letters, each in form and substance satisfactory to the Administrative Agent (and in the case of the Guarantees, substantively consistent with the existing Guarantees under the 2022 Credit Agreement) shall have been executed and delivered by such applicable party thereto;

(c) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i) a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents, including certificates of incorporation (and certificate(s) of incorporation on change of name, if any) and by-laws or memorandum and articles of association of each Obligor (as applicable);

(ii) a certificate of status or good standing for each Obligor (if available under applicable law) issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

(iii) in the case of each of Wheaton International and Wheaton Precious Metals, a duly certified copy of its Register of Shareholders;

(iv) a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Obligor is a signatory;

(v) a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory; and

(vi) a certificate of a senior officer of WPM, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon the initial extension of credit under the Credit Facility;

(d) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Lenders:

(i) an opinion of Canadian counsel to WPM, addressed to the Credit Parties, relating to the status and capacity of WPM, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which WPM is a party in the Province of Ontario and such other matters as the Lenders may reasonably request; and

(ii) an opinion of the Administrative Agent's counsel with respect to (A) the status and capacity of each Obligor (other than WPM), the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which each such Obligor is a party in the jurisdiction of incorporation of such Obligor and such other matters as the Lenders may reasonably request and (B) the legality, validity and binding nature obligations of each Obligor under, and the enforceability against such Obligor of, the Credit Documents which are governed by the laws of the Province of Ontario, together with such other opinions as may reasonably be required by a Lender for the purpose of satisfying its local law and/or internal credit requirements;

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(e) the Lenders shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(f) the Borrowers shall have paid to (i) Bank of Montreal and The Bank of Nova Scotia, in their respective capacities as co-lead arrangers of the Credit Facility, (ii) the Administrative Agent and (iii) the Lenders all fees and expenses required to be paid pursuant to the Credit Documents on or before the initial extension of credit under the Credit Facility.

12.3 Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 12.1 in whole or in part in respect of any other extension of credit.

12.4 Entry into Effect of this Third Amendment and Restatement

At as of the Effective Time, this agreement shall amend and restate the 2022 Credit Agreement in its entirety and the 2022 Credit Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of the whole or any item or part of the Obligations (as defined in the 2022 Credit Agreement) remaining outstanding and owing to the Lenders and the Administrative Agent until paid in full in accordance with the provisions of this agreement. The parties hereto agree that, at the Effective Time, the Loans (as defined in the 2022 Credit Agreement) which are outstanding under the 2022 Credit Agreement shall become outstanding hereunder as advances of the same type. Each Borrower hereby confirms to and agrees with the Lenders and the Administrative Agent that the Obligations (as defined in the 2022 Credit Agreement) shall continue in full force and effect in accordance with the respective terms (amended and restated, as applicable, by this agreement). All references to the term "Credit Agreement" as defined and contained in the Credit Documents delivered in connection with the 2022 Credit Agreement shall, from and after the Effective Time, be deemed to refer to this agreement without the need for any amendment to such Credit Document. All references to one or more provisions of the 2022 Credit Agreement contained in the Credit Documents shall, from and after the Effective Time, be deemed to refer to the corresponding provisions of this agreement, without the need for any amendment to such Credit Documents.

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ARTICLE 13
DEFAULT AND REMEDIES

13.1 Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a) the breach by a Borrower of the provisions of Section 9.1;

(b) the failure of any Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to any of Section 9.1) within three Banking Days after the payment is due;

(c) the breach or failure of due performance by WPM of Section 11.1(p);

(d) the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding-up of such Obligor or for the suspension of operations of such Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement or proceedings relating to a Permitted Reorganization);

(e) if any Obligor ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(f) if any representation or warranty made by any Obligor in this agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by any Obligor proves to have been incorrect when made or furnished and continues to be incorrect for thirty days after the Administrative Agent has given the Borrowers notice thereof;

(g) if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $100,000,000 and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

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(h) the breach or failure of due observance or performance by any Obligor of any covenant or provision of Section 11.2 or any other negative covenant in any Credit Document or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for ten days after the Administrative Agent has given the Borrowers notice of such breach or failure;

(i) the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 13.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 30 days after the Administrative Agent has given the Borrowers notice of such breach or failure;

(j) if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property (other than at the expiry of the relevant lease) and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $100,000,000;

(k) if any Obligor fails to pay Indebtedness of at least $100,000,000 when such Indebtedness is due and payable, whether at maturity, upon acceleration or demand;

(l) any Person or group of Persons acting jointly and in concert acquires Control of WPM;

(m) any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively cooperates with the Administrative Agent to so replace such Credit Document; or

(n) the breach or default in the payment or performance by any Obligor of any covenant or provision of a Metal Purchase Contract where such breach or failure results in the relevant Obligor owing the counterparty to such Metal Purchase Contract an amount in excess of $100,000,000;

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the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above).

13.2 Remedies Cumulative

The Borrowers expressly agree that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach.  Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default.  No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3 Set-Off

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default and has occurred and is continuing without notice to the Borrowers or to any other Person, any such notice being expressly waived by the Borrowers, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of a Borrower against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Credit Documents.

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ARTICLE 14
THE ADMINISTRATIVE AGENT

14.1 Resignation of Existing Administrative Agent and Appointment and Authorization of New Administrative Agent

(a) Each of the Credit Parties and the Borrowers hereby (i) acknowledge and consent to the resignation of The Bank of Nova Scotia in its capacity as administrative agent under the 2022 Credit Agreement, with such resignation to take effect as of the Effective Time and (ii) acknowledges, and consents and agrees to the appointment of Bank of Montreal as the successor Agent under this Agreement, with such appointment to take effect as of the Effective Time, in each case subject to the terms and conditions of the Administrative Agent Transfer Agreement.

(b) Each Credit Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize Bank of Montreal as Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Credit Party by the terms hereof, together with such powers as are reasonably incidental thereto.  Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Credit Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Credit Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2 Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

14.3 Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Lenders and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4 Documents

The Administrative Agent shall not be under any duty to the Lenders to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Lenders, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

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14.5 Administrative Agent as Lender

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Lender and may exercise the same as though it were not the Administrative Agent.  The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with the Borrowers and its Affiliates and Persons doing business with the Borrowers and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Lenders therefor.

14.6 Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Lenders under the Credit Documents are only those expressly set forth herein.  The Administrative Agent shall not have any duty to the Lenders to investigate whether a Default or an Event of Default has occurred.  The Administrative Agent shall, as regards the Lenders, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by a Borrower of such fact or has been notified by a Lender that such Lender considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

14.7 Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Lenders by and under this agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 13.1 or under the Guarantees or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders.  The Administrative Agent shall incur no liability to the Lenders under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Lenders.  In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8 Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 13.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

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14.9 Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a) to the Borrowers or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Lender or Lenders of any of its or their obligations under any of the Credit Documents;

(b) to any Lender or Lenders as a consequence of any failure or delay in performance by, or any breach by, the Borrowers of any of their obligations under any of the Credit Documents; or

(c) to any Lender or Lenders for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10 Indemnification

The Lenders agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers) in their respective Pro Rata Shares from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Lender shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

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(a) in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Borrowers and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b) so long as any portion of the Credit Facility is being utilized by the Borrowers, it will continue to make its own independent evaluation of the financial condition and affairs of the Borrowers.

14.12 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be required for so long as an Event of Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as an Event of Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Lenders and with the prior written consent of the Borrowers (which consent shall not be required for so long as an Event of Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank organized under the laws of Canada which has combined capital and reserves in excess of CDN$250,000,000 and has an office in Toronto.  Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Lender) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Lender).  After any retiring Administrative Agent's resignation hereunder as the Administrative Agent, provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13 Delegation by Administrative Agent

The Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 Waivers and Amendments

(a) Subject to Sections 14.14(b) - (d) any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

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(b) Notwithstanding Section 14.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i) increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

(ii) extend the Maturity Date;

(iii) extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon (including, for certainty, pursuant to a change to the adjustments set out in the definitions of "Diverse Leadership Adjustment", "ESG Rating Adjustment" and "Climate Adjustment"), or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility whether before or after acceleration;

(iv) change the percentage of the Lenders' requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v) reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi) release any of the Guarantees in whole or in part, save and except for in accordance with Section 14.22; or

(vii) alter the terms of this Section 14.14.

(c) The Borrowers may at any time that no Default or Event of Default has occurred and is continuing, by written request to the Administrative Agent (each, a "Unanimous Lender Request"), request an amendment or waiver that requires the prior written consent of each Lender pursuant to Section 14.14(b).  A copy of the Unanimous Lender Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18.  Each Lender may in its sole discretion, by written notice to the Administrative Agent (the "Unanimous Lender Response Notice"), within 10 Banking Days of the Administrative Agent's receipt of the Unanimous Lender Request (the "Unanimous Lender Response Period"), approve or decline the Unanimous Lender Request.  If any Lender does not provide a Unanimous Lender Response Notice within the Unanimous Lender Response Period, such Lender shall be deemed to have declined the Unanimous Lender Request.  If Lenders with Individual Commitments that in the aggregate are greater than 30% of the aggregate Individual Commitments of all Lenders do not approve the Unanimous Lender Request, the Administrative Agent shall notify the Borrowers and the Lenders that the Unanimous Lender Request has been declined;

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(d) if Lenders with Individual Commitments that in the aggregate are equal to or greater than 70% but less than 100% of the aggregate Individual Commitments of all Lenders approve the Unanimous Lender Request within the Unanimous Lender Response Period (the "Approving Lenders"), the following shall apply:

(i) On or before the second Banking Day after the Unanimous Lender Response Period, the Administrative Agent shall give written notice (the "Acquisition Request Notice") to the Borrowers and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Unanimous Lender Request (the "Declining Lenders") and their respective Individual Commitments.

(ii) Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the "Available Amount") by giving written notice to the Administrative Agent (an "Acquisition Notice") of the portion of the Available Amount which it is prepared to acquire (the "Desired Acquisition Amount").  Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the "Acquisition Deadline").  If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents.  If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender.  On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender.  Each of such acquisitions shall be completed on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 15.5(c).  If the Available Amount is not completely acquired by the Approving Lenders, the Borrowers may locate other Persons ("Substitute Lenders") who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the date which is fifteen days following the Acquisition Deadline in accordance with the procedures set out in Section 15.5(c).  Any outstanding credit extended by the Declining Lenders to the Borrowers under the Credit Facility which is not so acquired by Approving Lenders or Substitute Lenders shall be repaid and the Individual Commitments of the Declining Lenders not so acquired shall be cancelled on the date which is fifteen days following the Acquisition Deadline and the amount of the Credit Facility shall thereupon be reduced by the aggregate of the Individual Commitments so cancelled. The Borrowers shall comply with Section 8.4 in connection with any such prepayment.  For certainty, upon the acquisition of the Available Amount by the Approving Lenders and/or the Substitute Lenders and, if applicable, repayment of outstanding credit extended by the Declining Lenders to the Borrowers under the Credit Facility which is not so acquired, the Unanimous Lender Request shall be deemed to have been consented to by all of the Lenders.

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(e) No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(f) Notwithstanding any other provision hereof, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Individual Commitment of such Lender may not be increased or extended without the consent of such Lender.

14.15 Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.

14.16 Adjustments among Lenders after Acceleration

(a) The Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof immediately prior to such acceleration, cancellation or termination.

(b) The Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrowers under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the respective Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

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(c) For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise) on account of any monies owing or payable by the Borrowers to it under the Credit Documents in excess of its pro rata share of payments on account of monies owing by the Borrowers to all the Credit Parties thereunder.

(d) Each Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 14.16.

14.17 Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrowers, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

14.18 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders.

14.19 Application of Payments

Any and all payments received by the Administrative Agent pursuant to the Guarantees prior to the repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder, at any time that an Event of Default shall have occurred and be continuing, shall be applied and distributed, as follows:

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(a) firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder;

(b) secondly, to the payment of the Obligations (other than those referred to in clause (a)) to the Credit Parties; and

(c) the balance, if any, to payment to the Obligors or otherwise in accordance with applicable law.

14.20 Entering into Contracts

Each Lender hereby irrevocably authorizes the Administrative Agent to enter into the Guarantees as agent for and on behalf of such Lender and Borrowers hereby expressly acknowledges the authority of the Administrative Agent to enter into the Guarantees.

14.21 Survival

The provisions of this Article (and all other provisions of this agreement which are necessary to give effect to each of the provisions of this Article) shall survive the permanent repayment in full of all credit outstanding under the Credit Facility and the termination of the Individual Commitments of the Lenders hereunder until such time as all of the Obligations of the Borrowers have been repaid in full and all of the Individual Commitments of the Credit Parties have been terminated.

14.22 Release of Guarantees

WPM may request, at any time that no Default has occurred and is continuing, a release of any Guarantee from a Guarantor provided that:

(a) WPM has provided evidence satisfactory to the Administrative Agent that, upon such release, WPM would be in pro forma compliance with the Asset Cover Threshold in accordance with Section 11.1(t) immediately after such release;

(b) no Default would occur immediately following such release; and

(c) in connection with any release of any Guarantees as contemplated in the last sentence of the definition of "Guarantor Exception Subsidiary", the relevant Holding Company (i) shall become a Guarantor pursuant to Section 11.1(t) contemporaneously with such release or (ii) is a Borrower.

Where WPM has made a request pursuant to this Section 14.22 and provided evidence satisfactory to the Administrative Agent, acting reasonably, that it has satisfied all conditions of this Section 14.22 in connection with such request, the Administrative Agent shall, for and on behalf of the Lenders and without any further consent or approvals, release and terminate the applicable Guarantee.

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14.23 Erroneous Payments

(a) If the Administrative Agent notifies a Lender or Credit Party, or any Person who has received funds on behalf of a Lender or Credit Party (any such Lender, Credit Party or other recipient, a "Payment Recipient") that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Credit Party or other Payment Recipient on its behalf)  (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender or Credit Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) in respect of an Erroneous Payment in U.S. dollars, the Federal Funds Effective Rate (provided, for the purpose of this Section 14.23, if at the relevant time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate at such time shall be deemed to be equal to zero), and in respect of an Erroneous Payment in Canadian Dollars or any other currency at a fluctuating rate per annum equal to the overnight rate at which Canadian Dollars or funds in the currency of such Erroneous Payment, as the case may be, may be borrowed by the Administrative Agent in the interbank market in an amount comparable to such Erroneous Payment (as determined by the Administrative Agent); and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b) Without limiting immediately preceding clause (a), each Lender or Credit Party, or any Person who has received funds on behalf of a Lender or Credit Party, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Credit Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

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(i) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii) such Lender or Credit Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 14.23(b).

(c) Each Lender or Credit Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Credit Party under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Credit Party from any source, against any amount due to the Administrative Agent under immediately preceding clause (a) or under the indemnification provisions of this Agreement.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Administrative Agent's notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Individual Commitment) of the relevant type(s) with respect to which such Erroneous Payment was made (the "Erroneous Payment Impacted Class") in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Individual Commitment) of the Erroneous Payment  Impacted Class, the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver an instrument substantially in the form of Schedule C (or, to the extent applicable, an agreement incorporating an instrument substantially in the form of Schedule C by reference pursuant to an electronic platform such as SyndTrak or IntraLinks as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Individual Commitment which shall survive as to such assigning Lender (iv) the Administrative Agent may reflect in the accounts referenced in Section 3.9 its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 15.5(c), the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment of any Lender and such Individual Commitment shall remain available in accordance with the terms of this Agreement.  In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Credit Party under the Credit Documents with respect to each Erroneous Payment Return Deficiency (the "Erroneous Payment Subrogation Rights").

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(e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrowers or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrowers or any other Obligor.

(f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to  an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on "discharge for value" or any similar doctrine.

(g) Each party's obligations, agreements and waivers under this Section 14.23 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the Individual Commitment and/or the repayment, satisfaction or discharge of all Obligations (or any portion thereof) under any Credit Document.

14.24 Sustainability Matters

It is understood and agreed that the Administrative Agent, the Co-Lead Sustainability Structuring Agents and The Bank of Nova Scotia and Canadian Imperial Bank of Commerce, as co-sustainability agents (together, the "Co-Sustainability Agents") make no assurances as to (i) whether this agreement meets any criteria or expectations of the Borrowers or any Lender with regard to environmental impact and sustainability performance, or (ii) whether the characteristics of the relevant sustainability performance targets and/or key performance indicators included in the agreement, including any environmental and sustainability criteria or any computation methodology with respect thereto, meet any industry standards for sustainability-linked credit facilities. It is further understood and agreed that none of the Administrative Agent, the Co-Lead Sustainability Structuring Agents or the Co-Sustainability Agents shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by WPM of (i) the relevant sustainability performance targets and/or key performance indicators or (ii) any Sustainability Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any ESG Certificate (and the Administrative Agent may rely conclusively on any such certificate, without further inquiry, when implementing any such pricing adjustment).  Each of the parties to this agreement hereby agree that each of the indemnities and limitations of liability applicable to the Administrative Agent in this Article 14 shall apply to the Co-Lead Sustainability Structuring Agents and the Co-Sustainability Agents mutatis mutandis.

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ARTICLE 15
MISCELLANEOUS

15.1 Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by electronic mail at or to the applicable addresses or email addresses, as the case may be, set out opposite the parties name on the signature page hereof or at or to such other address or addresses, telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by email as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Vancouver time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

15.2 Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

15.3 Counterparts and Execution

(a) This agreement may be executed and delivered in one or more counterparts, and by means of electronic form, including PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

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(b) The words "execution", "signed", "signature," and words of like import in any Credit Document shall be deemed to include electronic signatures, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, and the keeping of records in electronic form shall be of the same legal effect, validity or enforceability as the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

(c) Each party hereto agrees that, at any time, the Administrative Agent and each Credit Party may convert paper records of this Agreement, the other Credit Documents and all other documentation delivered to the Administrative Agent hereunder in such capacity (each, a "Paper Record") into electronic images (each, an "Electronic Image") as part of the Administrative Agent's or Credit Party's, as applicable, normal business practices. Each party hereto agrees that each such Electronic Image shall be considered as an authoritative copy of the Paper Record and shall, in the absence of manifest error, be legally binding on the parties and admissible in any legal, administrative or other proceeding as conclusive evidence of the contents of such document in the same manner as the original Paper Record.

15.4 Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5 Assignment

(a) Except with respect to a Permitted Reorganization, neither the Credit Documents nor the benefit thereof may be assigned by the Obligors.

(b) A Lender may at any time sell to one or more other persons ("Participants") participating interests in any credit outstanding hereunder, any commitment of the Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, the Lender's obligations under this agreement to the Borrowers shall remain unchanged, the Lender shall remain solely responsible for the performance thereof and the Borrowers shall continue to be obligated to the Lender in connection with the Lender's rights under this agreement.  The Borrowers agree that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the Lender under this agreement.  The Borrowers also agree that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder; provided, that no Participant shall be entitled to receive any greater amount pursuant to such Article than the Lender with the relevant Individual Commitment at the date hereof would have been entitled to receive in respect of the amount of the participation transferred by the Lender to such Participant had no such transfer occurred.

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(c) With the prior written consent of (i) the Borrowers (which consent shall not be required (x) if such sale is to one or more other Lenders or to an Affiliate of any Lender and such assignment would not impose at the time of the assignment on the Borrowers any liability under Section 8.2 or 8.6 or (y) in circumstances where an Event of Default has occurred and is continuing), (ii) the Administrative Agent and (iii) the Overdraft Lender , a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (but not less than the lesser of (x) $5,000,000 and (y) the entirety of its Individual Commitment) to one or more Persons ("Purchasing Lenders"), provided that such consent is not required in the case of the sale by a Schedule II Lender to its Affiliate that is listed in Schedule III to the  Bank Act (Canada).  Upon such sale, the Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased; provided, however, no Lender that is a Defaulting Lender shall be released from any obligation in respect of damages arising in connection with it being or becoming a Defaulting Lender.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment and a specific address and telefacsimile number for the purpose of notices as provided in Section 15.1, unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to the Administrative Agent, the Overdraft Lender and the Borrowers.  Upon any such assignment becoming effective, (i) Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender and (ii)  the cover page to this agreement shall be deemed to be amended (and counsel to the Administrative Agent is hereby authorized to make any such amendments to the extent requested by the Administrative Agent) to include a reference thereon to the Purchasing Lender as a Lender and, if applicable, any title awarded to such Purchasing Lender (for the avoidance of doubt, any such title being awarded strictly upon the unanimous agreement of The Bank of Nova Scotia, Bank of Montreal and the Borrowers).

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(d) The Borrowers authorize the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Borrowers which has been delivered to them by or on behalf of the Borrowers pursuant to this agreement or which has been delivered to them by or on behalf of the Borrowers in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law.

15.6 Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7 Further Assurances

Each Borrower shall from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto.

15.8 Judgment Currency

(a) If, for the purpose of obtaining or enforcing judgment against any Obligor in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the "Judgment Currency") an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the "Indebtedness Currency") under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the "Judgment Conversion Date").

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(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrowers shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) Any amount due from the Borrowers under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d) The term "rate of exchange" in this Section 15.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9 [Reserved]

15.10 Anti-Money Laundering Legislation

(a) Each Borrower acknowledges that, pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" applicable laws, whether within Canada or elsewhere (collectively, including any guidelines or orders thereunder, "AML Legislation"), the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the Borrowers and its Subsidiaries and their directors, authorized signing officers, direct or indirect shareholders or unitholders or other Persons in control of the Borrowers and/or any such Subsidiary, and the transactions contemplated hereby.  Each Borrower shall promptly:

(i) provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence; and

(ii) if requested from time to time, notify the recipient of any such information of any changes thereto.

(b) If, upon the written request of any Lender, the Administrative Agent has ascertained the identity of either Borrower or any of its Subsidiaries or any authorized signatories of the Borrowers or any of their Subsidiaries for the purposes of applicable AML Legislation on such Lender's behalf, then the Administrative Agent:

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(i) shall be deemed to have done so as an agent for such Lender, and this agreement shall constitute a "written agreement" in such regard between such Lender and the Administrative Agent within the meaning of applicable AML Legislation; and

(ii) shall provide to such Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

Notwithstanding the foregoing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the Borrowers or any of its Subsidiaries or any authorized signatories of either Borrower or any of its Subsidiaries, on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Borrowers or any of their respective Subsidiaries or any such authorized signatory in doing so.

15.11 Anti-Corruption

Each Borrower hereby confirms to the Administrative Agent and the Lenders that the Borrowers and the Obligors have instituted and maintain, and will continue to maintain, policies and procedures designed to promote and achieve compliance with applicable laws prohibiting or restricting the offering, promising, payment or giving of money or value to influence official action, to improperly obtain or retain business or otherwise to secure any improper advantage.

15.12 No Fiduciary Duty

Each Lender and its Affiliates (collectively, solely for purposes of this Section 15.12, the "Banks"), may have economic interests that conflict with those of the Borrowers, its shareholders and/or their Affiliates.  Each Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents (including the exercise of rights and remedies hereunder and thereunder) (the "Credit Document Transactions") are arm's-length commercial transactions between the Lenders, on the one hand, and the Borrowers, on the other, and (ii) in connection with the Credit Document Transactions and with the process leading thereto, (x) no Bank has assumed an advisory or fiduciary responsibility in favour of the Borrowers, its shareholders or its Affiliates with respect to the Credit Document Transactions or the process leading thereto (irrespective of whether any Bank has advised, is currently advising or will advise the Borrowers, its shareholders or its Affiliates on other matters) or any other obligation to the Borrowers except the obligations expressly set forth in the Credit Documents and (y) each Lender is acting solely as principal and not as the agent or fiduciary of the Borrowers, its management, shareholders, creditors or any other Person in respect of the Credit Document Transactions except as otherwise expressly set forth in the Credit Documents.  Each Borrower acknowledges and agrees that it has consulted its own legal and financial advisors to the extent it deemed appropriate and that it is responsible for making its own independent judgment with respect to the Credit Document Transactions and the process leading thereto.  Each Borrower agrees that it will not claim that any Bank has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Borrowers, in connection with the Credit Document Transactions or the process leading thereto except as otherwise expressly set forth in the Credit Documents.

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15.13 Confidentiality

In connection with the Credit Facility and their respective obligations hereunder, each of the Obligors will be furnishing to the Credit Parties certain confidential information, including financial information relating to Obligors (any such confidential information and any other materials, documents, and information that the Obligors may furnish in connection with this agreement and their respective obligations hereunder, together with any analysis, compilations, studies or other documents prepared by any of the Credit Parties or their Representatives that contain or otherwise reflect such information or your review thereof, are collectively called the "Confidential Information").  Notwithstanding the foregoing, the term "Confidential Information" does not include information that (a) is or becomes available to the public other than as a result of a breach of the terms of this agreement; (b) was or becomes available to the Credit Parties or their Representatives on a non-confidential basis from a source other than the Obligors or any other Credit Party provided such source was not known by the recipient Credit Party or its Representatives to be prohibited from making such disclosure; or (c) was independently developed by or for the Credit Party without use of or reference to the Confidential Information.

Each Credit Party hereby agrees that neither it nor its Representatives will disclose to, or discuss with, any person, any of the Confidential Information, except that you may, in connection with the ongoing evaluation and participation in the Credit Facility, disclose the Confidential Information to your Representatives who have a need to know of such information and who are aware of the confidential nature of such information and you may disclose the foregoing to any Person if you have received the prior written consent of the Borrowers or as is otherwise required by applicable law or regulation. In the event that any Credit Party or their Representatives become legally compelled to disclose any of the Confidential Information, such Credit Party will, to the extent permitted by applicable law or regulation, provide the Borrowers with prompt notice so that it may seek a protective order or other appropriate remedy.  In the event that such a protective order or remedy is not obtained, the Credit Party or, as applicable, its Representatives shall only disclose such Confidential Information as advised by its counsel as being required or necessary by law and in a manner reasonably designed to preserve, to the greatest extent possible, such informations' confidential nature.  Notwithstanding the foregoing, a Credit Party and its Representatives may disclose the Confidential Information to any regulatory or self-regulatory agency (including any bank regulatory authorities) having jurisdiction over the Credit Party or its Representatives in the course of routine reviews or audits for reasons consistent with the performance of such agency's or regulatory body's duties.  Each Credit Party hereby agrees that, in the event of any breach by it or any of its Representatives of this Section 15.13, the Obligors will be entitled to seek equitable relief (including injunction and specific performance) in addition to all other remedies available at law or in equity and that the Credit Party shall be liable for any breach by its Representatives of the terms of this Section 15.13.

15.14 WAIVER OF JURY TRIAL

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER CREDIT DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

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15.15 Acknowledgement Regarding Any Supported QFCs.

To the extent that the Credit Documents provide support, through a guarantee or otherwise, for any Hedging Agreement or any other agreement or instrument that is a QFC (such support, "QFC Credit Support", and each such QFC, a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Credit Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.

(b) As used in this Section 15.15, the following terms have the following meanings:

Third Amended and Restated Credit Agreement - RT

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Covered Entity" means any of the following:  (i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

[The remainder of this page is intentionally left blank.]

Third Amended and Restated Credit Agreement - RT

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

Wheaton Precious Metals Corp. Suite 3500 - 1021 West Hastings St. Vancouver, British Columbia V6E 0C3 Attention: Vincent Lau Email: vincent.lau@wheatonpm.com	WHEATON PRECIOUS METALS CORP.
By:
Name:
Title:

By:
Name:
Title:

Wheaton Precious Metals International Ltd. Suite 300, 94 Solaris Avenue Camana Bay P.O. Box 1791 GT Grand Cayman, Cayman Islands KY1-1109 Attention: Vincent Lau Email: vincent.lau@wheatonpm.com	WHEATON PRECIOUS METALS INTERNATIONAL LTD.
By:
Name:
Title:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

Bank of Montreal 595 Burrard Street, 23rd Floor Vancouver, B.C. V7X 1L7 Attn: Ben Rough, Managing Director Email: ben.rough@bmo.com	BANK OF MONTREAL, as Administrative Agent
By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

Bank of Montreal 595 Burrard Street, 23rd Floor Vancouver, B.C. V7X 1L7 Attention: Ben Rough, Managing Director Email: ben.rough@bmo.com	BANK OF MONTREAL, as Lender
By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

The Bank of Nova Scotia
Global Banking and Markets
40 Temperance Street, 6th Floor
Toronto, Ontario  M5H 0B4

Attn: Elizabeth Daponte, Managing Director & Head of Corporate Banking

Email: elizabeth.daponte@scotiabank.com

THE BANK OF NOVA SCOTIA, as Lender
By:
Name:
Title:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

Canadian Imperial Bank of Commerce Global Mining Corporate Banking 161 Bay Street, 8th Floor Toronto, Ontario M5J 2S8	CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:
Name:
Attention: Mark Saraiva, Executive Director Email: Mark.Saraiva@cibc.com		Title:
By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

Royal Bank of Canada 4th Floor, South Tower Royal Bank Plaza 200 Bay Street Toronto, ON M5J 2W7	ROYAL BANK OF CANADA, as Lender
By:
Name: Stam Fountoulakis
Attention: Stam Fountoulakis, Managing Director		Title: Authorized Signatory
Email: stam.fountoulakis@rbccm.com

Third Amended and Restated Credit Agreement - RT

The Toronto-Dominion Bank 700 West Georgia St., Suite 1700 Vancouver, B.C. V7Y 1B6	THE TORONTO-DOMINION BANK, as Lender
By:
Name: Rahim Kabani
Attention: Rahim Kabani Email: Rahim.kabani@tdsecurities.com		Title: Managing Director
By:
Name: Ben Montgomery
Title: Director

Third Amended and Restated Credit Agreement - RT

Export Development Canada 150 Slater Street Ottawa, ON K1A 1K3	EXPORT DEVELOPMENT CANADA, as Lender
By:
Attention: Senior Loans Services Manager		Name: Title:
Email:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

National Bank of Canada 130 King Street West 32nd Floor, Toronto, Ontario, M5X 1J9 Attention: Allan Fordyce Email: Allan.fordyce@nbc.ca	NATIONAL BANK OF CANADA, as Lender
By:
Name:
Title:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

Bank of America, N.A., Canada Branch Bow Valley Square III Suite 2620, 255 - 5th Avenue S.W. Calgary, AB T2P 3G6 Attention: Marc Ahlers, Assistant Vice President	BANK OF AMERICA, N.A., CANADA BRANCH, as Lender
By:
Name:
Title:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
Bank of Montreal	$322,500,000
The Bank of Nova Scotia	$322,500,000
Canadian Imperial Bank of Commerce	$270,000,000
Royal Bank of Canada	$270,000,000
The Toronto-Dominion Bank	$270,000,000
National Bank of Canada	$270,000,000
Bank of America, N.A., Canada Branch	$150,000,000
Export Development Canada	$125,000,000

Third Amended and Restated Credit Agreement - RT

SCHEDULE B
COMPLIANCE CERTIFICATE

TO: BANK OF MONTREAL, as Administrative Agent

I, ____________________, the [senior financial officer] of Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., hereby certify that:

1. I am the duly appointed [senior financial officer] of Wheaton Precious Metals Corp., a Borrower named in the third amended and restated credit agreement dated as of June 30, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "Credit Agreement") between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of Wheaton Precious Metals Corp. pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 11.1(o), (p) and (t)1 of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount	Required Amount
(n)	Leverage Ratio	______:1	N/A
(o)	Capitalization Ratio	______:1	< 0.60:1

(s) [Supporting Aggregate Assets (balance sheet value): _________________ (K)

Asset Cover Threshold (balance sheet value):                                                     M)

Required K > M]2

The attached calculation worksheet as at the relevant period ending ________ accurately sets out the information therein contained.

4. As at the last day of the Fiscal Quarter ending [●], [●], the Subsidiaries of WPM are as follows:

[●]

________________________________________________
1  Only required for Compliance Certificates delivered concurrently with the financial statements pursuant to Section 11.1(a)(i)
2  Only required for Compliance Certificates delivered concurrently with financial statements pursuant to Section 11.1(a)(i).

Third Amended and Restated Credit Agreement - RT

5. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, 20____.

(Signature)
(Name - please print)
(Title of Senior Financial Officer)

Third Amended and Restated Credit Agreement - RT

CALCULATION WORKSHEET

Leverage Ratio
Total Indebtedness:	$	(B)
Cash:		(C)
Net Indebtedness (B-C):	$	(D)
Rolling EBITDA:	$	(E)
Leverage Ratio (Actual):	$	(D:E)
Capitalization Ratio
Net Indebtedness:	$	(D)
Capitalization:	$	(F)
Capitalization Ratio (Actual):	[●]:1	(D:F)
Maximum Permitted:	0.60:1
Compliance [Yes]/[No]

Supporting Aggregate Assets3

Assets (balance sheet value)
Guarantor
Wheaton Luxembourg	$●
Wheaton Precious Metals	$●
[other]	$●
Aggregate		$● (I)
Borrower
WPM	$●
Wheaton International	$●
$● (J)

________________________________________________
3 Only required for Compliance Certificates delivered concurrently with financial statements pursuant to Section 11.1(a)(i).

Third Amended and Restated Credit Agreement - RT

Assets (balance sheet value)
Supporting Aggregate Assets (balance sheet value)		(I) + (J) = $● (K)

Consolidated Total Assets	$● (L)
Asset Cover Threshold		0.85 x (L) = $● (M)

K > M

Third Amended and Restated Credit Agreement - RT

SCHEDULE C
FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the third amended and restated credit agreement dated as of June 30, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "Credit Agreement"), between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders (in that capacity, the "Administrative Agent"), as amended to the date hereof.  Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the "Assignor") and _________________ (the "Assignee") agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor's Individual Commitment as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any of the Obligors or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrowers of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the "Effective Date") shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

Third Amended and Restated Credit Agreement - RT

(d) The Assignee hereby agrees to the specific Individual Commitment of $___________ and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f) The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]
By:
Title:

[ASSIGNEE]
By:
Title:

Address

Attention:
Telefax:

Third Amended and Restated Credit Agreement - RT

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

BANK OF MONTREAL, as Administrative Agent
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

THE BANK OF NOVA SCOTIA, as Overdraft Lender
By:
Name:
Title:
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

4 WHEATON PRECIOUS METALS CORP.
By:
Name:
Title:

Acknowledged and agreed to as of this _________ day of _____________, 20_____.

________________________________________________
4 If required.  See Section 15.5(c)

Third Amended and Restated Credit Agreement - RT

[5] WHEATON PRECIOUS METALS INTERNATIONAL LTD.
By:
Name:
Title:

________________________________________________
5 If required.  See Section 15.5(c)

Third Amended and Restated Credit Agreement - RT

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO: Bank of Montreal, as Agent

595 Burrard Street, 23rd Floor

Vancouver, B.C. V7X 1L7

Attn: CCLO Agency Services
Yonge Street, 11th Floor

Toronto, ON M5B 2L7

Email: bmocclo.agencytoronto@bmo.com
Copy: brian.saroca@bmo.com; zohaib.nazir@bmo.com

With a copy to:

[Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, British Columbia
V6E 0C3

OR

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT
Grand Cayman, Cayman Islands KY1-1109]6

RE: Third Amended and Restated Credit Agreement dated as of June 30, 2025 (as may be amended, modified, supplemented or replaced from time to time, the "Credit Agreement")  between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Availment Option:  _____________________________________

Amount:  $___________________________________

If Term Benchmark Loan, Interest Period:  __________________________

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to _______________ and this shall be your good and sufficient authority for so doing.]

________________________________________________

6 NTD: include Borrower that is not issuing Drawdown Notice

Third Amended and Restated Credit Agreement - RT

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.  No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

DATED the ______ day of _______________, 20___.

[WHEATON PRECIOUS METALS CORP. / WHEATON PRECIOUS METALS INTERNATIONAL LTD.][7]
By:
Name:
Title:

________________________________________________

7 NTD: include applicable Borrower

Third Amended and Restated Credit Agreement - RT

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO: Bank of Montreal, as Agent

595 Burrard Street, 23rd Floor

Vancouver, B.C. V7X 1L7

Attn: CCLO Agency Services
Yonge Street, 11th Floor

Toronto, ON M5B 2L7

Email: bmocclo.agencytoronto@bmo.com
Copy: brian.saroca@bmo.com; zohaib.nazir@bmo.com

With a copy to:

[Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, British Columbia
V6E 0C3

OR

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT
Grand Cayman, Cayman Islands KY1-1109]8

RE: Third Amended and Restated Credit Agreement dated as of June 30, 2025 (as may be amended, modified, supplemented or replaced from time to time, the "Credit Agreement")  between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Term Benchmark Loans

Maturity Date of Maturing Term Benchmark Loan	______________________
Principal Amount of Maturing Term Benchmark Loan	$_____________________
Portion Thereof to be Replaced	$_____________________
Interest Period of New Term Benchmark Loan	________ months

________________________________________________

8 NTD: include Borrower that is not issuing Rollover Notice

Third Amended and Restated Credit Agreement - RT

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.  No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

DATED the _________ day of ________________, 20____.

[WHEATON PRECIOUS METALS CORP. / WHEATON PRECIOUS METALS INTERNATIONAL LTD.][9]
By:
Name:
Title:

________________________________________________

9 NTD: include applicable Borrower

Third Amended and Restated Credit Agreement - RT

SCHEDULE F
FORM OF CONVERSION NOTICE

TO: Bank of Montreal, as Agent

595 Burrard Street, 23rd Floor

Vancouver, B.C. V7X 1L7

Attn: CCLO Agency Services
Yonge Street, 11th Floor

Toronto, ON M5B 2L7

Email: bmocclo.agencytoronto@bmo.com
Copy: brian.saroca@bmo.com; zohaib.nazir@bmo.com

With a copy to:

[Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, British Columbia
V6E 0C3

OR

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT
Grand Cayman, Cayman Islands KY1-1109]10

RE: Third Amended and Restated Credit Agreement dated as of June 30, 2025 (as may be amended, modified, supplemented or replaced from time to time, the "Credit Agreement")  between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

[Choose as appropriate]
Converting From	Converting Into

________________________________________________

10 NTD: include Borrower that is not issuing Conversion Notice

Third Amended and Restated Credit Agreement - RT

Term Benchmark Loans Principal $_____________ Amount of New Term Benchmark Loan Interest ____ months Period of New Term Benchmark Loan

Term Benchmark Loans Maturity Date of ____________ Maturing Term Benchmark Loan Principal Amount of $_____________ Maturing Term Benchmark Loan Portion Thereof to $_____________ be converted

Base Rate Canada Loans	Base Rate Canada Loan

Principal Amount $_____________ of Base Rate Canada Loan to be converted Portion Thereof $_____________ to be converted	Principal $_____________ Amount of New Base Rate Canada Loan

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.  No Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

DATED the _________ day of ________________, 20____.

[WHEATON PRECIOUS METALS CORP. / WHEATON PRECIOUS METALS INTERNATIONAL LTD.][11]
By:
Name:
Title:

________________________________________________

11 NTD: include applicable Borrower

Third Amended and Restated Credit Agreement - RT

SCHEDULE G
CORPORATE STRUCTURE

WHEATON AND ITS PRINCIPAL SUBSIDIARIES

Third Amended and Restated Credit Agreement - RT

SCHEDULE H
APPLICABLE RATES

Level	Leverage Ratio	Term Benchmark Loan interest rate margin	Base Rate Canada Loan interest rate margin	Standby Fee
1	< 1.00x	1.000% per annum	0.000% per annum	0.200% per annum
2	≥1.00x and < 2.00x	1.400% per annum	0.400% per annum	0.280% per annum
3	≥2.00x and < 3.00x	1.650% per annum	0.650% per annum	0.330% per annum
4	≥ 3.00x	2.050% per annum	1.050% per annum	0.410% per annum

Third Amended and Restated Credit Agreement - RT

SCHEDULE I
GUARANTEES

1. Amended and Restated Guarantee dated as of June 30, 2025 by Wheaton International in favour of the Administrative Agent.

2. Amended and Restated Guarantee dated as of June 30, 2025 by Wheaton Luxembourg in favour of the Administrative Agent.

3. Amended and Restated Guarantee dated as of June 30, 2025 by Wheaton Precious Metals in favour of the Administrative Agent.

4. Amended and Restated Guarantee dated as of June 30, 2025 by WPM in favour of the Administrative Agent.

Third Amended and Restated Credit Agreement - RT

SCHEDULE J
REPLACEMENT LENDER AGREEMENT

Reference is made to the third amended and restated credit agreement dated as of June 30, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "Credit Agreement") between Wheaton Precious Metals Corp. Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders (in that capacity, the "Administrative Agent").  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 8.3(d) of the Credit Agreement, the Borrowers wish to designate the Replacement Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent and [●] (the "Replacement Lender"), hereby agree as follows:

1. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Replacement Lender Agreement but subject always to Section 8.3(f) and (g) of the Credit Agreement, be read and construed as if the Replacement Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment set out in paragraph 2 below.  Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Replacement Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Replacement Lender Agreement to the intent that this Replacement Lender Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2. The Individual Commitment with respect to the Credit Facility of the Replacement Lender shall be $[●] and Schedule A of the Credit Agreement shall be deemed to be amended accordingly.

3. The Replacement Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4. The Replacement Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Replacement Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5. This Replacement Lender Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Transmission of an executed signature page of this Replacement Lender Agreement by facsimile transmission or by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

Third Amended and Restated Credit Agreement - RT

6. This Replacement Lender Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Replacement Lender Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

WHEATON PRECIOUS METALS CORP., as Borrower		<*>, as Replacement Lender

By:		By:
	Name: Title:		Name: Title:
By:		By:
	Name:		Name:
	Title:		Title:

WHEATON PRECIOUS METALS INTERNATIONAL LTD., as Borrower

By:
Name: Title:
By:
Name: Title:

BANK OF MONTREAL, as
Administrative Agent
By:
Name: Title:

Third Amended and Restated Credit Agreement - RT

SCHEDULE K
FORM OF ESG CERTIFICATE

[DATE]

To: Bank of Montreal and Royal Bank of Canada, as Co-Lead Sustainability Structuring Agents and Coordinators under the Credit Agreement referenced below

And to:  Bank of Montreal, as Administrative Agent under the Credit Agreement referenced below

Ladies and Gentlemen:

Reference is made to the third amended and restated credit agreement dated as of June 30, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "Credit Agreement") between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as borrowers, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders (in that capacity, the "Administrative Agent").  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

This is an ESG Certificate delivered pursuant to Section 11.1(b)(i) of the Credit Agreement. The undersigned hereby certifies that the most recent ESG Rating of WPM, the Diverse Leadership Percentage based on the Diversity Survey completed during the calendar year in which this ESG Certificate is delivered and the Science-Based Emissions Reduction Target Percentage for the most recently completed Fiscal Year are as follows:12

ESG Rating	[___]
Diverse Leadership Percentage	[___]%
Science-Based Emissions Reduction Target Percentage	[___]%

and such certification shall constitute, in the absence of manifest error, prima facie evidence of the foregoing.

Based solely on the foregoing, the applicable ESG Rating Adjustment, Diverse Leadership Adjustment, Climate Adjustment and the resulting Sustainability Adjustment, are as follows:

	Applicable Rate Adjustment (% per annum) (other than in respect of Standby Fee)	Applicable Rate Adjustment (% per annum) for Standby Fee
ESG Rating Adjustment (A)	[-/+][___]%	[-/+][___]%

________________________________________________

12 Upon the reasonable request of the Co-Lead Sustainability Structuring Agents, WPM shall provide a verification (on a limited assurance basis) from the Climate Auditor of the Science-Based Emissions Reduction Target Percentage and a report from the Diversity Consultant, which report shall include the Diverse Leadership Percentage.

Third Amended and Restated Credit Agreement - RT

Diverse Leadership Adjustment (B)	[-/+][___]%	[-/+][___]%
Climate Adjustment (C)	[-/+][___]%	[-/+][___]%
Total / Sustainability Adjustment (sum of A, B and C)	[-/+][___]%	[-/+][___]%

Accordingly, effective as of [ ]13 and  for  the  duration  of  the  applicable Sustainability Adjustment Period, the Applicable Rate shall be (i) [ ] for Term Benchmark Loans, (ii) [ ] for Base Rate Canada Loans and (iii) [ ] for the Standby Fee.

WHEATON PRECIOUS METALS CORP.
By:
Name:
Title:

________________________________________________

13 NTD: Banking Day immediately following date of this ESG Certificate.

Third Amended and Restated Credit Agreement - RT

SCHEDULE L
FORM OF ACCORDION AGREEMENT

Reference is made to the third amended and restated revolving credit agreement dated as of June 30, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the "Credit Agreement") between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as Borrowers, the Lenders named therein and Bank of Montreal, as Administrative Agent.  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 2.5(d) of the Credit Agreement, the Borrowers wish to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent and [●] (the "Accordion Lender"), hereby agree as follows:

1. The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.5(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment with respect to the Credit Facility set out in paragraph 2 below.  Accordingly all references in any Credit Documents to (a) any "Lender" shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2. The Individual Commitment of the Accordion Lender with respect to the Credit Facility, and the address and the email address for the purposes of notices as provided in Section 15.1 of the Credit Agreement, are set out in the attached Schedule A.

3. The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4. The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5. This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument.  Transmission of an executed signature page of this Accordion Agreement by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

Third Amended and Restated Credit Agreement - RT

6. This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the _____________ day of ___________________________, ______.

[●], as Accordion Lender		WHEATON PRECIOUS METALS CORP., as Borrower

By:		By:
	Name: Title:		Name: Title:
By:		By:
	Name:		Name:
	Title:		Title:

WHEATON PRECIOUS METALS INTERNATIONAL LTD., as Borrower

By:
Name:
Title:

By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

BANK OF MONTREAL, as Administrative Agent
By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT

SCHEDULE M
FORM OF PREPAYMENT NOTICE

To: Bank of Montreal, as Administrative Agent

Re: Third Amended and Restated Credit Agreement, dated as of June 30, 2025 (as may be amended, modified, supplemented or replaced from time to time, the "Credit Agreement") between Wheaton Precious Metals Corp. and Wheaton Precious Metals International Ltd., as Borrowers, the Lenders named therein and Bank of Montreal, as Administrative Agent

Date: [Date]

WPM, for and on behalf of the Borrowers, hereby notifies the Administrative Agent that pursuant to the terms of Section 9.3 of the Credit Agreement, the undersigned Borrowers intend to prepay the following Loans as more specifically set forth below:

Voluntary prepayment of Loans in the following amount(s):

☐	Term Benchmark Loans: $_____________
Applicable Interest Period: _____________

☐	Base Rate Canada Loans: $_______________

Delivery of an executed counterpart of a signature page of this notice by fax transmission or other electronic mail transmission (e.g. "pdf" or "tif") shall be effective as delivery of a manually executed counterpart of this notice.

[signature page follows]

Third Amended and Restated Credit Agreement - RT

WHEATON PRECIOUS METALS CORP., as Borrower
By:
Name:
Title:

WHEATON PRECIOUS METALS INTERNATIONAL LTD., as Borrower
By:
Name:
Title:

BANK OF MONTREAL, as Administrative Agent
By:
Name:
Title:

Third Amended and Restated Credit Agreement - RT